2001 ANNUAL REPORT

AMERICAN RIVER HOLDINGS



BUSINESS SUMMARY

American River Holdings, established in 1983, headquartered in Sacramento, California is the parent company of American River Bank, North Coast Bank, and first source capital. The Board of Directors of American River Bank formed the holding company in 1995 with the vision of increasing the choices available in financing our growth and improving our share price in order to maximize long-term shareholder value.

American River Bank is a business bank with four offices in Sacramento and Placer County. The bank's four offices have assisted numerous businesses in getting started, purchasing buildings and expanding their business. American River Bank has built a reputation for providing personal service and maintaining a strong focus on new technology. Their goal is to provide valued clients with immediate access to the information and people that will meet their business and financial needs.

North Coast Bank, a business bank based in Sonoma County, has three offices located in Santa Rosa, Windsor, and Healdsburg. North Coast Bank strives to anticipate every financial need in order to offer their clients flexible banking options. Being a community bank, North Coast Bank's professionals understand the needs of their community and can offer clients' excellent personal service.

first source capital is a lease brokerage that operates on a national scale for most types of business assets, from computer hardware to heavy earth –moving equipment. **first source capital's** mission is to provide a wide variety of competitively priced products and deliver them with an excellent level of service.

MISSION STATEMENT

American River Holdings is a financial services company
dedicated to maximizing long-term shareholder value
by delivering exceptional service to our clientele,
maintaining superior asset quality,
staying at the forefront of technology
and focusing on growth
and profitability.





FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

	2001	2000	Percent Change
Per Share			
Basic earnings	$ 1.59	$ 1.42	12%
Diluted earnings	1.50	1.35	11
Book value	11.09	9.70	14
Dividends paid	0.27	0.24	13
For the Year			
Net interest income*	$ 14,577	$ 13,585	7%
Provision for loan and lease losses	791	672	18
Noninterest income	2,365	2,183	8
Noninterest expense	9,502	9,329	2
Net income	4,037	3,546	14
Average shares outstanding	2,535	2,497	2
Average diluted shares outstanding	2,696	2,626	3
At December 31			
Assets	$ 286,559	$ 284,126	1%
Net loans	195,026	200,658	(3)
Allowance for loan and lease losses	2,614	2,454	7
Deposits	254,888	239,312	7
Shareholders' equity	27,942	24,413	15

FINANCIAL RATIOS

	2001	2000	Percent Change
For the year			
Return on average assets	1.45%	1.37%	6%
Return on average equity	15.34%	15.93%	(4)
Provision for loan losses to average loans	0.39%	0.38%	3
Efficiency ratio*	55.57%	58.59%	(5)
At December 31			
Equity to assets	9.75%	8.59%	14%
Allowance for loan and lease losses to loans	1.32%	1.21%	9

* fully taxable equivalent

Your investment in American River Holdings grew 22% in 2001. This brings your total return over the past five years to 144%. These returns are the result of an increase in share price and cash dividends, which have been issued semi-annually. The share price increase parallels the operating performance of our Company, with earnings per share growing at an average rate of 14.9% on a compounded basis for the past five years. 2001 was another record setting year for our Company with net income of $4,037,000; assets of $286,559,000 and equity of $27,942,000. It was also a year of challenges, including the integration of North Coast Bank, a faltering national economy, dramatic reduction in interest rates and finally, conversion of our core computer processing system.

North Coast Bank joined the American River Holdings' family on October 26th of 2000 and during the beginning of 2001, we successfully integrated the backroom and support functions. Early in the year the economy began to show signs of weakness on a national scale, and the San Francisco Bay area was being adversely affected as well. This caused us to be vigilant with existing borrowers, and highly selective of new ones. We are delighted to report that the economies and the markets we serve are improving, and asset quality of American River Holdings is still good. Charge-offs for the year were 31 basis points of average loans. At year-end, non-performing loans were 43 basis points and we had no foreclosed real estate.

The Federal Reserve lowered interest rates 475 basis points in 2001, to the lowest level in decades. The pace of these decreases tested our Interest Rate Risk Management and caused borrowers to search for the lowest rate possible. The management of our interest rate risk was a success. In fact, our net interest rate margin on a tax equivalent basis for 2001 was 5.76% compared to 5.75%, 5.72%, 5.79%, and 5.80% in 2000, 1999, 1998, and 1997, respectively. Regarding the challenge of keeping quality assets on the books and replacing those that left, we were also successful. Net loans dropped 2.8% in 2001, yet average outstanding loans were up 15%. This was the result of a hard working and creative team that generated $70 million in new business in 2001, most of which replaced loans that paid off during the year.

The conversion to a server-based open architecture core processing system was a monumental task, first, converting American River Bank and then following that up with North Coast Bank. The conversion was completed and stabilized by mid-year and the benefits in information availability and efficiency have exceeded our expectations. Other key events included the successful implementation of our online banking system at North Coast Bank and the introduction of Imaged Enhanced Statements at American River Bank. The dedicated employees of American River Holdings, American River Bank, North Coast Bank and first source capital make new and exciting services such as these possible.

We thank you for your continued trust and support.

Chet Fite
Chairman of the Board

David T. Taber
President, Chief Executive Officer



DISTINCT QUALITY

We are dedicated to providing excellent products and services to our clientele, in turn providing our shareholders with unparalleled value. We delivered record earnings and declared seventy-two consecutive profitable quarters at year-end 2001. Since 1992, our team of professionals have remained in constant pursuit of providing shareholders with quality returns and consistent profitability.
We are confident that by providing our clients with outstanding service, value and growth will always follow.

Our Shareholder Value Plan includes exceptional performance and a wide distribution of financial results as well as the following key components:

Cash Dividends

Since 1992, American River Holdings has declared semi-annual cash dividends. During 2001, the company declared a $0.135 cash dividend per share in June, and a $0.14 cash dividend per share in December. Cash dividends per share have steadily increased since 1995.

Stock Dividends

A 5% stock dividend was declared in September and distributed in October, marking the fifth consecutive annual stock dividend.

Share Repurchase Plan

In May of 1997, the Board of Directors approved a Share Repurchase Plan in order to effectively use capital with the objective of increasing shareholder value. A total of 21,400 shares were repurchased during 2001.

Quality

American River Holdings has consistently delivered profitability on a quarterly and annual basis. 2001 delivered record earnings as well as growth in assets, shareholder equity, deposits, and earnings per share.

Diluted Earnings Per share


0.86
1.06
1.18
1.35
1.50
1997
1998
1999
2000
2001

Shareholders' equity


17,664
19,168
20,611
24,413
27,942
1997
1998
1999
2000
2001

"If an investor purchased 1,000 shares of AMRB stock when the Bank was first organized in 1983, those shares would be worth $81,818.00 at December 31, 2001. In addition the investor would have received $9,557 in cash dividends. Therefore, the investor's total return on their $10,000 investment is $100,666 which is an increase of over 1,000%."

—Fred Ptucha
Investment Broker

AMERICAN RIVER BANK
MEMBER FDIC

When I began my banking career in nineteen sixty-four the prime lending rate was 4.50%. Today the prime lending rate is 4.75%. In December of 1980, the prime rate reached a high of 21.5%. I only mention this because interest rates are frequently mentioned as we discuss our challenges or successes and they certainly came into play during 2001. We have successfully managed our interest margin, and are well positioned to continue our successes throughout 2002. Our financial health centers on the business health of our many clients and the local economy. Sacramento and the surrounding communities have been blessed with many positive economic trends. Late last year both California and the Nation experienced negative employment growth, -0.2% and –0.8%, respectively. Sacramento, unlike the rest of the country, had a slight gain in jobs of 0.3%, primarily in education, construction and finance. While there has been a slow-down in "high-end" home sales, we continue to experience growth in the sale of low to mid-range homes.

The signs of a weakening economy began late in the year 2000. It was apparent that around the middle of last year our economy was slipping and American River Bank launched an effort to "shore up the ship". We put a strategic plan in place in order to keep the business we have and emphasize loan quality. There were no OREO properties held at American River Bank during 2001. This adherence to good sound credit decisions will carry on into 2002.

Our entire team is energized to bring in new clients and continue to maintain our reputation as **the most profitable and healthy community bank in the Sacramento area.** Our key operations and support staff are all long-term employees and are the ***best in the business***.

Bill Young

Bill Young
President
Chief Executive Officer

North Coast Bank has now been a member of the American River Holdings family for slightly over one year. During the merger process, it became evident that our partnership was a great fit for both companies. Our respective staffs worked extremely well together through conversions, realignment of functions and duties and numerous other projects that joined our companies together. I am very proud to have the privilege to work with so many great people.

Since our partnership, North Coast Bank's focus has not changed. We remain dedicated to our commitment of supreme client service and superior financial products. As a member of American River Holdings our bank enjoys state of the art resources that have enhanced our product base immensely. We continue to invest in technology and the pursuit of enhancing and perfecting all of our products and services.

2001 proved to be a successful year for North Coast Bank despite the challenges of the economy and certain market sectors. We were able to help our local economy by booking over $19,000,000 in new loans and renewing an additional $22,000,000 in existing loans. Our asset quality remained very strong during the year and the bank held no other real estate owned (OREO) property in its portfolio. The bank also brought in over $12,000,000 in new deposits during the year.

Relationship banking is North Coast Bank in a nutshell. Our clients rely on us to provide financial products that are individually tailored to meet all of their business and personal banking needs. Our mission statement says it best:

North Coast Bank is committed to delivering superior service to our clients by exceeding their expectations. Our mission is to be proactive in anticipating client's needs and delivering service with an unparalleled level of knowledge, courtesy, flexibility and professionalism. We establish relationships striving to serve our clients as we would like to be served ourselves.

Kathy Pinkard

Kathy Pinkard
President
Chief Executive Officer



first source capital

first source capital celebrated its second calendar year of operation in 2001. We added to our nationwide vendor partnerships by developing lease products and programs for vendors of various types of equipment. This equipment ranges from software systems that manage the front end of major hotel and motel franchises to item processing software and hardware for service providers at both American River Bank and North Coast Bank. Other interesting transactions include the arranging of $1.9 million in aircraft financing for a Real Estate Developer in Sacramento and $277,000 for a Northern California based Farm Management Company that contracts its services to one of the largest insurance companies in the U.S. We also arranged a tax-free municipal lease for a $17,000 commercial riding lawn mower for a school district in the Sacramento area and a $825,000 lease for a major water district in Texas.

Leasing is extremely popular with many types of companies for many reasons, however, the real strength is the flexibility of structuring the lease terms to fit each clients needs. We strive to understand each clients business, financial and cash flow needs so that we can structure the lease to fit each client's specific goals. Many companies are constantly growing by expanding in size, and increasing their need for more efficient equipment. first source capital offers the opportunity to provide clients with extra cash for their ongoing operations, rather than tying up capital or bank lines.

The equipment we finance runs the gamut from computers to Caterpillars. In the current financing climate, "soft" assets, such as computer software and office furniture, are more difficult to finance than "hard" assets such as printing presses, construction equipment, and production machinery. However, first source capital has many business partners that can underwrite almost any business asset including business software programs. first source capital is proud of the level of service provided to our clients and has consistently been rewarded with excellent results from client surveys.

What does first source capital look to accomplish next? We see the opportunity to continue building vendor and client relationships on a national basis. We also plan on continuing to be a general lessor that will finance most business-to-business assets, but we will also develop some specific programs for particular business segments that we plan to specialize in. Our main marketing efforts will continue to focus on Northern California; however, we will continue to take advantage of opportunities that present themselves, no matter what geographic region.

We will continue to provide outstanding service and look forward to the opportunity to serve more clients.

Jerry Christensen
Chief Operating Officer

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and ratios)

As of and for Years Ended December 31,	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA					
Net interest income	$ 14,577	$ 13,585	$ 11,754	$ 10,743	$ 9,582
Provision for loan and lease losses	791	672	582	509	605
Noninterest income	2,365	2,183	1,647	1,433	1,211
Noninterest expense	9,502	9,329	7,770	7,143	6,563
Income before income taxes	6,649	5,767	5,049	4,524	3,625
Income taxes	2,612	2,221	1,921	1,673	1,278
Net income	$ 4,037	$ 3,546	$ 3,128	$ 2,851	$ 2,347
Earnings per share – basic	$ 1.59	$ 1.42	$ 1.25	$ 1.13	$ 0.93
Earnings per share – diluted	1.50	1.35	1.18	1.06	0.86
Cash dividends per share	0.27	0.24	0.21	0.18	0.16
Book value per share	11.09	9.70	8.70	8.01	7.33
BALANCE SHEET DATA					
Balance sheet totals-end of period:					
Assets	$ 286,559	$ 284,126	$ 248,540	$ 220,001	$ 197,177
Loans and leases, net	195,026	200,658	157,044	143,132	121,960
Deposits	254,888	239,312	223,077	197,104	176,329
Shareholders' equity	27,942	24,413	20,611	19,168	17,664
Average balance sheet amounts:					
Assets	$ 279,049	$ 259,315	$ 224,960	$ 201,958	$ 179,667
Loans and leases	202,624	175,134	148,369	133,381	115,099
Earning assets	255,904	238,837	207,388	187,071	166,104
Deposits	246,960	230,822	201,180	180,288	161,794
Shareholders' equity	26,316	22,258	19,916	18,434	16,801
SELECTED RATIOS					
For the year:					
Return on average equity	15.34%	15.93%	15.71%	15.47%	13.97%
Return on average assets	1.45%	1.37%	1.39%	1.41%	1.31%
Efficiency ratio *	55.57%	58.59%	57.48%	58.28%	60.47%
Net interest margin *	5.76%	5.75%	5.72%	5.79%	5.80%
Net chargeoffs to average loans & leases	0.31%	0.14%	0.14%	0.26%	0.52%
At December 31:					
Average equity to average assets	9.43%	8.58%	8.85%	9.13%	9.35%
Leverage capital ratio	9.75%	9.28%	9.23%	9.31%	9.64%
Allowance for loan and lease losses to loans and leases	1.32%	1.21%	1.30%	1.17%	1.24%

* fully taxable equivalent

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is American River Holdings management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2001, 2000 and 1999.

INTRODUCTION

In addition to the historical information contained herein, this Annual Report contains certain forward-looking statements. The reader of this Annual Report should understand that all such forward-looking statements are subject to various uncertainties and risks that could affect their outcome. The Company's actual results could differ materially from those suggested by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, variances in the actual versus projected growth in assets, return on assets, loan losses, expenses, rates charged on loans and earned on securities investments, rates paid on deposits, competition effects, fee and other noninterest income earned, general economic conditions, nationally, regionally and in the operating market areas of the Company and its subsidiaries, changes in the regulatory environment, changes in business conditions and inflation, changes in securities markets, data processing problems, a decline in real estate values in the Company's market area, the California energy shortage, the effects of terrorism, including the events of September 11, 2001 and thereafter, and the conduct of the war on terrorism by the United States and its allies, as well as other factors. This entire Report and the Company's audited financial statements and notes thereto should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business.

OVERVIEW

The Company recorded its 72nd consecutive profitable quarter for the quarter ended December 31, 2001. Net income in 2001 increased 13.8% to $4,037,000 versus $3,546,000 in 2000. Diluted earnings per share for the two years were $1.50 and $1.35, respectively. For 2001, the Company realized a return on average equity of 15.3% and a return on average assets of 1.45%, as compared to 15.9% and 1.37% for 2000. The net income for 2000 was $418,000 (13.4%) higher than the $3,128,000 recorded in 1999. Diluted earnings per share in 1999 were $1.18, return on average assets was 1.39% and return on average equity was 15.7%. The earnings per share for 2001, 2000 and 1999 have been adjusted for 5 percent stock dividends distributed on October 19, 2001, December 19, 2000 and October 14, 1999.

During 2001, total assets of the Company increased $2,433,000 (0.9%) to a total of $286,559,000 at year-end. At December 31, 2001, net loans totaled $195,026,000, down $5,632,000 (-2.8%) from the ending balances on December 31, 2000. Deposit growth for the year was 6.5% resulting in ending deposit balances of $254,888,000. The Company ended 2001 with a Tier 1 capital ratio of 12.4% and a total risk-based capital ratio of 13.6%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table One below provides a summary of the components of net income for the years indicated:

TABLE ONE: Components of Net Income

(In thousands, except percentages)

For the twelve months ended:	2001	2000	1999
Net interest income*	$ 14,733	$ 13,739	$ 11,871
Provision for loan losses	(791)	(672)	(582)
Noninterest income	2,365	2,183	1,647
Noninterest expense	(9,502)	(9,329)	(7,770)
Provision for income taxes	(2,612)	(2,221)	(1,921)
Tax equivalent adjustment	(156)	(154)	(117)
Net income	$ 4,037	$ 3,546	$ 3,128
Average total assets	$ 279,049	$ 259,315	$ 224,960
Net income as a percentage of average total assets	1.45%	1.37%	1.39%

* Fully taxable equivalent basis (FTE)

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, federal funds sold and investments in time deposits) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 5.75% in 2000, and 5.76% in 2001. The fully taxable equivalent net interest margin in dollars was up $994,000 (7.2%) in 2001 over 2000.

The fully taxable equivalent interest income component decreased from $21,381,000 in 2000 to $20,999,000 in 2001, representing a 1.8% decrease. The decrease in the fully taxable equivalent interest income for 2001 compared to the same period in 2000 is broken down by rate (down $2,434,000) and volume (up $2,052,000). The rate decrease can be attributed to decreases implemented by the Company during 2001 in response to the Federal Reserve Board's (the "FRB") decreases in the Federal Funds and Discount rates. During the year there were eleven such rate decreases by the FRB resulting in a 475 basis point drop in the prime rate, which contributed to the drop in the yield in average earning assets from 8.95% for 2000 to 8.21% for 2001. The volume increase was the result of a 7.1% increase in average earning assets. Average loan balances were up $27,490,000 (15.7%) in 2001 over the balances in 2000, while average investment securities balances were down $10,995,000 (21.2%). The shift in assets from investment securities to the higher yielding loans helped to lessen the effect of the above-mentioned sharp decrease in rates during 2001.

The fully taxable equivalent interest income component increased from $17,346,000 in 1999 to $21,381,000 in 2000, representing a 23.3% increase. The increase in the fully taxable equivalent interest income for 2000 compared to the same period in 1999 is broken down by rate (up $1,202,000) and volume (up $2,833,000).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The rate increase can be attributed to six rate increases implemented by the Company over the eighteen month period ending December 31, 2000, in response to the FRB's increases in the Federal Funds and Discount rates. The average yield on earning assets increased from 8.36% in 1999 to 8.95% in 2000. The volume increase was the result of a 15.2% increase in average earning assets primarily the result of a concentrated effort on business lending and the effects of a strong local market. Average loan balances were up $26,765,000 (18.0%) and average investment securities balances were up $8,214,000 (16.4%). Average fed fund balances were down $3,530,000 (-39.1%).

Interest expense decreased $1,376,000 (18.0%) in 2001 compared to 2000. The average balances on interest bearing liabilities were $10,864,000 (6.2%) higher in 2001 versus 2000. The higher balances accounted for a $495,000 increase in interest expense. The higher balances were due to internal growth of average deposits ($11,924,000) with a slight decrease in other borrowings ($1,060,000). The decrease in rates paid on interest bearing liabilities more than offset the increased expense due to the volume growth as the average rate paid decreased 99 basis points on a year over year basis and accounted for a decrease in interest expense of $1,871,000 for the period.

Interest expense increased $2,167,000 (39.6%) in 2000 over 1999. The average balances on interest bearing liabilities were $25,362,000 (16.8%) higher in 2000 versus 1999. The higher balances accounted for $942,000 of the increase in interest expense. The higher balances were due to internal growth of average deposits ($23,188,000) and other borrowings ($2,174,000). Rates paid on interest bearing liabilities increased 71 basis points on a year over year basis and accounted for $1,225,000 of the interest expense increase for the period.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE TWO: Analysis of Net Interest Margin on Earning Assets

Year Ended December 31,	2001			2000			1999		
(Taxable Equivalent Basis) *(In thousands, except percentages)*	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets									
Loans (1)	$ 202,624	$ 17,883	8.83%	$ 175,134	$ 17,294	9.87%	$ 148,369	$ 13,926	9.39%
Taxable investment securities	30,511	1,871	6.13%	41,763	2,643	6.33%	36,252	2,126	5.86%
Tax-exempt investment securities (2)	9,656	608	6.30%	9,232	600	6.50%	6,984	444	6.36%
Corporate stock	820	93	11.34%	987	82	8.31%	765	63	8.24%
Federal funds sold	6,727	202	3.00%	5,493	353	6.43%	9,023	451	5.00%
Investments in time deposits	5,566	342	6.14%	6,228	409	6.57%	5,995	336	5.60%
Total earning assets	255,904	20,999	8.21%	238,837	21,381	8.95%	207,388	17,346	8.36%
Cash & due from banks	17,023			15,776			14,089		
Other assets	6,122			4,702			3,483		
	$ 279,049			$ 259,315			$ 224,960		
Liabilities & Shareholders' Equity:									
Interest-bearing liabilities:									
NOW & MMDA	$ 90,440	1,964	2.17%	$ 87,159	2,834	3.25%	$ 72,048	1,801	2.50%
Savings	13,602	166	1.22%	12,212	297	2.43%	13,054	307	2.35%
Time deposits	79,332	3,912	4.93%	72,079	4,199	5.83%	63,160	3,208	5.08%
Other borrowings	3,758	224	5.96%	4,818	312	6.48%	2,644	159	6.01%
Total interest-bearing liabilities	187,132	6,266	3.35%	176,268	7,642	4.34%	150,906	5,475	3.63%
Demand deposits	63,586			59,372			52,918		
Other liabilities	2,015			1,417			1,220		
Total liabilities	252,733			237,057			205,044		
Shareholders' equity	26,316			22,258			19,916		
	$ 279,049			$ 259,315			$ 224,960		
Net interest income & margin (3)		$ 14,733	5.76%		$13,739	5.75%		$11,871	5.72%

(1) Loan interest includes loan fees of $506,000, $355,000 and $402,000 in 2001, 2000 and 1999, respectively.

(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% for the periods presented.

(3) Net interest margin is computed by dividing net interest income by total average earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE THREE: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

Year ended December 31, 2001 over 2000 *(In thousands)*

Increase (decrease) due to change in:

Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans (1)(2)	$ 2,715	$ (2,126)	$ 589
Taxable investment securities	(712)	(60)	(772)
Tax exempt investment securities (3)	28	(20)	8
Corporate stock	(14)	25	11
Federal funds sold & other	79	(230)	(151)
Investment in time deposits	(44)	(23)	(67)
Total	2,052	(2,434)	(382)
Interest-bearing liabilities:			
Demand deposits	107	(977)	(870)
Savings deposits	34	(165)	(131)
Time deposits	423	(710)	(287)
Other borrowings	(69)	(19)	(88)
Total	495	(1,871)	(1,376)
Interest differential	$ 1,557	$ (563)	$ 994

Year Ended December 31, 2000 over 1999 *(In thousands)*

Increase (decrease) due to change in:

Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans (1)(2)	$ 2,512	$ 856	$ 3,368
Taxable investment securities	323	194	517
Tax exempt investment securities (3)	143	13	156
Corporate stock	18	1	19
Federal funds sold & other	(176)	78	(98)
Investment in time deposits	13	60	73
Total	2,833	1,202	4,035
Interest-bearing liabilities:			
Demand deposits	378	655	1,033
Savings deposits	(20)	10	(10)
Time deposits	453	538	991
Other borrowings	131	22	153
Total	942	1,225	2,167
Interest differential	$ 1,891	$ (23)	$ 1,868

(1) The average balance of non-accruing loans is immaterial as a percentage of total loans and, as such, has been included in net loans.

(2) Loan fees of $506,000, $355,000 and $402,000 for the years ended December 31, 2001, 2000 and 1999, respectively, have been included in the interest income computation.

(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% for the periods presented.

(4) The rate/volume variance has been included in the rate variance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provision for Loan and Lease Losses

The Company provided $791,000 for loan and lease losses in 2001 as compared to $672,000 for 2000. Net loan charge-offs for 2001 were $631,000 as compared to $239,000 in 2000. In 2001 and 2000, net loan charge-offs as a percentage of average loans outstanding was .31% and .14%, respectively. In 1999, the Company provided $582,000 for loan and lease losses and net charge-offs were $213,000. For further information please see the Allowance for Loan and Lease Losses Activity.

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated *(dollars in thousands)*:

TABLE FOUR: Components of Noninterest Income
Year Ended December 31,

	2001	2000	1999
Service charges on deposit accounts	$ 562	$ 602	$ 537
Accounts receivable servicing fees	459	430	272
Merchant fee income	277	202	153
Fees from lease brokerage services	264	177	48
Income from residential lending division	274	142	133
Other	529	630	504
	$2,365	$2,183	$1,647

Noninterest income was up $182,000 (8.3%) to $2,365,000 in 2001 from the 2000 level. The increase in the noninterest income can be attributed to an increase in accounts receivable servicing (up $29,000 or 6.7%), merchant fee income up ($75,000 or 37.1%), increased revenue from lease brokerage services from First Source Capital (up $87,000 or 49.2%) and an increase in fees from the residential lending division (up $132,000 or 93.0%). The increases were offset by decreases in service charges on deposit accounts (down $40,000 or 6.6%) and financial services income (down $113,000 or 55.7%). The increase in accounts receivable servicing was a result of adding new clients and increasing average accounts receivable balances outstanding from $2,696,000 in 2000 to $3,467,000 (28.6%) in 2001. The increase in merchant fee income can be attributed to higher transaction volume from existing clients and more favorable pricing received by the Company from its processor. The increase in lease brokerage results from First Source Capital, the Company's lease brokerage subsidiary, completing their second full year of operations and continuing to generate increases in fees as it developed new relationships. The residential lending division experienced an increase in loan volume as a result of decreases in mortgage rates, which caused the number of refinances to increase. American River Bank's residential lending division acts as a broker between American River Bank's customers and the loan wholesalers. American River Bank receives an origination fee for loans closed.

Noninterest income was up $536,000 (32.5%) to $2,183,000 in 2000 from the 1999 level. The increase in the noninterest income can be attributed to an increase in service charges (up $65,000 or 12.1%), merchant fee income up ($49,000 or 32.0%), accounts receivable servicing (up $158,000 or 58.1%) and increased revenue from First Source Capital (up $129,000 or 268.8%) (First Source Capital was formed during the second half of 1999). The increase in accounts receivable servicing was a result of adding new clients and increasing average accounts receivable balances outstanding from $1,505,000 in 1999 to $2,696,000 (79.1%) in 2000. The increase in service charges and merchant fee income can be attributable to the 13.4% increase in core deposits (demand and money market accounts). These accounts allow the Company the opportunity for more service charge fees and the access to potential merchant accounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Salaries and Benefits

Salaries and benefits were $5,334,000 (up $373,000 or 7.5%) for 2001 as compared to $4,961,000 in 2000. Base salaries increased $688,000, resulting from normal cost of living raises of roughly 3% or $120,000, increased salaries of $39,000 at First Source Capital (due to increased lease volume), salaries paid to the new employees at the new Real Estate Division of North Coast Bank ($118,000), commissions paid in American River Bank's Real Estate Lending Division ($166,000) and staffing additions made during the year as the Company continues to grow and to implement the new technology acquired during the year. Benefit costs and employer taxes increased commensurate with the salaries. The salary and benefit increases were offset by a reduction in the amount accrued for employee incentive compensation by $440,000 due to the Company not reaching its projected growth goals. At the end of 2001, the full time equivalent staff was 100, the same as of at the end of 2000.

For the year ended December 31, 2000, salaries and benefits were $4,961,000 (up $595,000 or 13.6%) as compared to $4,366,000 in 1999. Base salaries increased $469,000, resulting from normal cost of living raises of roughly 3% or $100,000, increased salaries of $87,000 at First Source Capital (due to a full year of salaries in 2000), increased commissions paid out in the Investment Services Division ($23,000) and salaries paid to the new employees at the new Real Estate Division of North Coast Bank ($65,000). The remainder of the increase represents market adjustments made to key employees as a way of retaining their services during a tight job market and the staffing additions made during the year as the Company continues to grow. Incentive compensation increased $59,000 (9.0%) as the Company's incentive compensation is based on the Company's financial performance. Benefit costs increased commensurate with the salaries. At the end of 2000, the full time equivalent staff was 100 versus 93 at the end of 1999.

Occupancy, Furniture and Equipment

Occupancy expense increased $53,000 (7.0%) during 2001 to $810,000, up from $757,000 in 2000. The increase represents annual rent adjustments under the existing lease agreements and higher utility costs passed on to the Company from its landlords. Furniture and equipment expense was $564,000 in 2001 compared to $461,000 in 2000, representing a $103,000 (22.3%) increase. This increase relates to technology upgrades made over the past twelve months including the purchase of a new core banking system, new telephone system, unified messaging, a rebuilding of the network utilizing thin client technology and an internet based online banking system.

Occupancy expense increased $58,000 (8.3%) during 2000 to $757,000, up from $699,000 in 1999. Premises rent payments increased $58,000 or 11.6% during the year. Annual rent adjustments under the lease agreements, as well as the opening of the First Source Capital location in the second half of 1999, represented $20,000 of the rent increase and the remainder ($38,000) resulted from a new lease for the building occupied by the Company's corporate office and one of American River Bank's branch offices. The new lease added additional space as well as highly visible signage. Furniture and equipment expense increased $4,000 (0.9%) to $461,000 in 2000 from $457,000 in 1999.

Other Expenses

Other expenses were $2,794,000 (down $356,000 or 11.3%) for 2001 as compared to $3,150,000 for 2000. Expenses for 2000 included one-time costs of $693,000 associated with the acquisition of North Coast Bank, NASDAQ listing fees and expenses related to registering the Company with the SEC. Excluding these one-time costs, expenses in 2001 were up $337,000 (13.7%) over the adjusted 2000 total. Professional fees accounted for $115,000 (34.1%) of the increase in other expense. The increase in professional fees relates to legal fees paid to resolve problem loan credits

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and accounting and legal fees related to the periodic filings with the SEC. Normal price increases and growth in the Company's operations accounted for slight increases in the other expense items. The overhead efficiency ratio on a taxable equivalent basis for 2001 was 55.6% as compared to 58.6% in 2000.

Other expenses were $3,150,000 (up $902,000 or 40.1%) for 2000 as compared to $2,248,000 for 1999. These include one-time costs of $693,000 (or roughly 76.8% of the entire increase) associated with the acquisition of North Coast Bank, NASDAQ listing fees and expenses related to registering the Company with the SEC. Outsourced item processing expenses were $498,000 (up $88,000 or 21.4%) in 2000 as compared to $410,000 in 1999. The increase can be attributable to a below market contract that expired in mid-2000. The contract reverted to month-to-month expense at market rates upon expiration. Normal price increases and growth in the Company's operations accounted for slight increases in the other expense items. The overhead efficiency ratio on a taxable equivalent basis for 2000 was 58.6% as compared to 57.5% in 1999. Excluding the one-time expenses described above, the efficiency ratio for 2000 would have been 54.2%.

Provision for Taxes

The effective tax rate on income was 39.3%, 38.5% and 38.0% in 2001, 2000 and 1999, respectively. The effective tax rate has increased slightly each of the last three years as a result of the increases in taxable income growing faster than the benefits of investments made in tax-qualified municipal bonds. The effective tax rate was greater than the federal statutory tax rate due to state tax expense (net of federal tax effect) of $465,000, $420,000 and $346,000 in these years. Tax-exempt income of $464,000, $462,000 and $339,000 from investment securities in these years helped to reduce the effective tax rate.

Balance Sheet Analysis

The Company's total assets were $286,559,000 at December 31, 2001 as compared to $284,126,000 at December 31, 2000, representing an increase of 0.9%. The average balances of total assets during 2001 were $279,049,000 which represent an increase of $19,734,000 (7.6%) over the December 31, 2000 total of $259,315,000.

Loans

The Company concentrates its lending activities in the following principal areas: 1) commercial; 2) commercial real estate; 3) real estate construction (both commercial and residential); 4) residential real estate; 5) agriculture; 6) consumer loans; and 7) lease financing receivable. At December 31, 2001, these categories accounted for approximately 22%, 51%, 15%, 2%, 5%, 4% and 1%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 26%, 48%, 13%, 4%, 5%, 3% and 1% at December 31, 2000. Continuing strong economic activity in the Company's market area, new borrowers developed through the Company's marketing efforts and credit extensions expanded to existing borrowers, offset by normal loan paydowns and payoffs, resulted in net increases in balances for commercial real estate ($2,768,000 or 2.8%), real estate construction ($3,639,000 or 13.4%), lease financing receivable ($1,349,000 or 117.3%) and consumer ($1,185,000 or 18.5%). Despite the new borrowers, the Company experienced decreases in commercial ($9,107,000 or 17.3%), residential real estate ($4,966,000 or 61.4%) and agriculture ($513,000 or 4.8%) as a result of normal paydowns and higher than average payoffs. The higher payoffs can be attributed to refinances during the low rate environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table Five below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

TABLE FIVE: Loan and Lease Portfolio Composition

(In thousands)	December 31,				
	2001	2000	1999	1998	1997
Commercial	$ 43,619	$ 52,726	$ 42,148	$ 36,916	$ 30,670
Real estate:					
Commercial	100,158	97,390	72,142	66,883	62,825
Construction	30,821	27,182	25,784	25,011	13,565
Residential	3,119	8,085	6,234	7,037	8,541
Agriculture	10,251	10,764	7,200	3,416	1,221
Consumer	7,598	6,413	5,896	5,654	6,140
Lease financing receivable	2,499	1,150	122	364	918
Deferred loan fees, net	(425)	(598)	(420)	(456)	(394)
Total loans and leases	197,640	203,112	159,106	144,825	123,486
Allowance for loan and lease losses	(2,614)	(2,454)	(2,062)	(1,693)	(1,526)
Total net loans and leases	$ 195,026	$ 200,658	$ 157,044	$ 143,132	$ 121,960

A significant portion of the Company's loans are direct loans made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by bank officers, directors and employees to compete with other financial institutions. The Company makes loans to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally composed of commitments to customers within the Company's service area for construction of both commercial properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan to value ratios generally from 65% to 80%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans with SBA or Farm Services Agency guarantees, the Company does not make long-term mortgage loans; however, American River Bank has a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acts as a broker between American River Bank's customers and the loan wholesalers. American River Bank receives an origination fee for loans closed.

Average net loans and leases in 2001 were $202,624,000 which represents an increase of $27,490,000 (15.7%) over the average in 2000. Average loans and leases in 2000 were $175,134,000 representing an increase of $26,765,000 (18.0%) over 1999. Loan growth in 2001 and 2000 resulted

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

from a favorable economy in the Company's market area, new borrowers developed through the Company's marketing efforts and credit extensions expanded to existing borrowers.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy, but with a large State of California government presence and employment base. North Coast Bank's business is focused on Sonoma County. Special emphasis is placed within the three communities in which North Coast Bank has offices (Santa Rosa, Windsor, and Healdsburg). The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in some instances, personal guarantees.

In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 67.7% of the Company's loan and lease portfolio at December 31, 2001. Although management believes the concentration to have no more than the normal risk of collectability, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of these loans and require an increase in the provision for loan and lease losses which could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's loan policies and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers.

Nonaccrual, Past Due and Restructured Loans

Management generally places loans on nonaccrual status when they become 90 days past due, unless the loan is well secured and in the process of collection. Loans are charged off when, in the opinion of management, collection appears unlikely. Table Six below sets forth nonaccrual loans and loans past due 90 days or more as of year-end for the past five years.

Interest due but excluded from interest income on nonaccrual loans was not material during 2001, 2000 and 1999. In 2001, 2000 and 1999, interest income recognized from payments received on nonaccrual loans was also not material.

TABLE SIX: Non-Performing Loans

(In thousands)

	December 31,				
	2001	2000	1999	1998	1997
Past due 90 days or more and still accruing:					
Commercial	$ -	$ -	$ -	$ -	$ 87
Real estate	-	-	-	-	-
Consumer and other	-	-	-	7	-
Nonaccrual:					
Commercial	534	225	30	110	281
Real estate	314	449	-	-	98
Consumer and other	8	-	-	-	7
Total non-performing loans	$ 856	$ 674	$ 30	$ 117	$ 473

The recorded investments in loans that were considered to be impaired totaled $856,000 and $674,000 at December 31, 2001 and 2000, respectively. The related allowance for loan losses for these loans at December 31, 2001 and December 31, 2000 was $263,000 and $86,000, respectively. Management believes that the allowance allocations are adequate for the inherent risk of those loans. The average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999 was $733,000, $128,000 and $279,000, respectively.

There were no loan concentrations in excess of 10% of total loans not otherwise disclosed as a category of loans as of December 31, 2001. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2000 or 2001, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan and Lease Losses Activity

The provision for loan and lease losses is based upon management's evaluation of the adequacy of the existing allowance for loans and leases outstanding and loan commitments. This allowance is increased by provisions charged to expense and recoveries, and is reduced by loan charge-offs. Management determines an appropriate provision based upon the interaction of three primary factors: (1) loan and lease portfolio growth, (2) a comprehensive grading and review formula for total loans and leases outstanding, and (3) estimated inherent credit risk in the portfolio.

Management reserves 2% of credit exposures graded "Special Mention", 15% of credits classified "Substandard" and 50% of credits classified "Doubtful". These reserve factors may be adjusted for significant commercial and real estate loans that are individually evaluated by management for specific risk of loss. The amounts allocated for "Special Mention", "Substandard" and "Doubtful" represent $552,000 at December 31, 2001. In addition, reserve factors ranging from 0.375% to 3.00% are assigned to currently performing loans that are not otherwise graded as Special Mention, Substandard or Doubtful. These factors are assigned based on management's assessment of the following for each identified loan type: (1) inherent credit risk, (2) historical losses and, (3) where the Company has not experienced losses, historical losses experienced by peer banks. Management also computes specific and expected loss reserves for loan commitments to provide for risks of loss inherent in the loan extension process. Finally, a residual component is maintained to cover uncertainties that could affect management's estimate of probable losses. This residual component of the allowance reflects a margin of imprecision inherent in the underlying assumptions used to estimate losses in specifically graded loans and expected losses in the performing portfolio.

The Loan Committees of each of the Subsidiary Banks review the adequacy of the allowance for loan and lease losses at least quarterly to include consideration of the relative risks in the portfolio and current economic conditions. The Subsidiary Banks also engage outside firms to independently assess our methodology and reserve adequacy, and on a regular basis engage outside firms to perform independent reviews of the loan portfolios. The allowance is adjusted based on those reviews if, in the judgment of the loan committees and management, changes are warranted.

The allowance for loan and lease losses totaled $2,614,000 or 1.32% of total loans at December 31, 2001, $2,454,000 or 1.21% of total loans at December 31, 2000, and $2,062,000 or 1.30% at December 31, 1999. During the first quarter of 2000, $41,000 was transferred out of the allowance for loan and lease losses account into a separate valuation reserve for the accounts receivable servicing receivables.

It is the policy of management to maintain the allowance for loan and lease losses at a level adequate for known and inherent risks in the portfolio. Based on information currently available to analyze inherent credit risk, including economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance are prudent and adequate. Each of the Subsidiary Banks generally makes monthly allocations to the allowance for loan and lease losses based on estimates of loss risk and loan and lease growth. Adjustments may be made based on differences from estimated loan growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans charged off in future years can be made with any certainty.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table Seven below summarizes, for the periods indicated, the activity in the allowance for loan and lease losses.

TABLE SEVEN: Allowance for Loan and Lease Losses

(In thousands, except for percentages)

Year Ended December 31,	2001	2000	1999	1998	1997
Average loans and leases outstanding	$ 202,624	$ 175,134	$ 148,369	$133,381	$ 115,099
Allowance for possible loan & lease losses at beginning of period	$ 2,454	$ 2,062	$ 1,693	$ 1,526	$ 1,515
Loans charged off:					
Commercial	556	265	214	478	486
Real estate	85	-	-	22	86
Consumer	13	1	3	7	49
Lease financing receivable	57	-	14	-	-
Total	711	266	231	507	621
Recoveries of loans previously charged off:					
Commercial	9	23	15	165	25
Real estate	-	-	-	-	-
Consumer	-	4	3	-	2
Lease financing receivable	71	-	-	-	-
Total	80	27	18	165	27
Net loans charged off	631	239	213	342	594
Amount transferred for accounts receivable servicing valuation reserve		(41)			
Additions to allowance charged to operating expenses	791	672	582	509	605
Allowance for possible loan and lease losses at end of period	$ 2,614	$ 2,454	$ 2,062	$ 1,693	$ 1,526
Ratio of net charge-offs to average loans and leases outstanding	.31%	.14%	.14%	.26%	.52%
Provision for possible loan and lease losses to average loans and leases outstanding	.39%	.38%	.39%	.38%	.53%
Allowance for possible loan and lease losses to loans and leases, net of deferred fees at end of period	1.32%	1.21%	1.30%	1.17%	1.24%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans, qualitative factors, uncertainty inherit in the estimation process and historical loss data. The risk exists of future losses which cannot be precisely quantified or attributed to particular loans or classes of loans. Management continues to evaluate the loan and lease portfolio and assess current economic conditions that will dictate future allowance levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table Eight below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2001.

TABLE EIGHT: Allowance for Loan and Lease Losses by Loan Category

(In thousands, except percentages)

	December 31, 2001		December 31, 2000		December 31, 1999	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 923	22.0%	$ 781	25.9%	$ 642	26.4%
Real estate	1,288	67.7%	1,392	65.1%	1,252	65.3%
Agriculture	147	5.3%	105	5.3%	78	4.5%
Consumer	206	3.8%	153	3.1%	88	3.7%
Lease financing receivable	50	1.2%	23	.6%	2	.1%
Total allocated	$ 2,614	100.0%	$ 2,454	100.0%	$ 2,062	100.0%

	December 31, 1998		December 31, 1997	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 509	25.4%	$ 459	24.8%
Real estate	1,052	68.1%	877	68.6%
Agriculture	39	2.4%	14	1.0%
Consumer	86	3.8%	158	4.9%
Lease financing receivable	7	.3%	18	.7%
Total allocated	$ 1,693	100.0%	$ 1,526	100.0%

Other Real Estate

At December 31, 2001 and 2000, the Company did not have any ORE properties.

Deposits

At December 31, 2001, total deposits were $254,888,000 representing an increase of $15,576,000 (6.5%) over the December 31, 2000 balance of $239,312,000. State of California certificates of deposit accounted for $3,000,000 of the deposit growth in 2001. The remainder of the increase in total deposits is attributable to internal growth in noninterest-bearing demand, interest-bearing demand, savings and time deposit categories. During 2000, deposits increased $16,235,000 (7.3%) from the total of $223,077,000 at December 31, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies is reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

In May of 1997, the board of directors of the Company authorized a stock repurchase plan. The Company acquired 77,000 shares of its common stock during 1999, 60,000 in 1998 and 25,000 in 1997. These repurchases were made periodically in the open market with the intention to lessen the dilutive impact of issuing new shares in connection with stock option plans and in conjunction with annual distributions of a five percent common stock dividend. As a result of the acquisition of North Coast Bank during 2000, which was accounted for as a pooling of interests, the Company was required to discontinue the repurchase of its common stock during the transition period. On September 20, 2001, the Company announced a new plan to repurchase, as conditions warrant, up to 5% annually of the Company's stock in connection with the Company's annual distribution of a 5% stock dividend. During 2001, the Company repurchased 21,400 shares under the new plan.

The Company and the Subsidiary Banks are subject to certain regulations issued by the Board of Governors of the Federal Reserve System, the FDIC and the OCC, which require maintenance of certain levels of capital. At December 31, 2001, shareholders' equity was $27,942,000, representing an increase of $3,529,000 (14.5%) from $24,413,000 at December 31, 2000. In 2000, shareholders' equity increased $3.8 million (18.5%) from 1999. The ratio of total risk-based capital to risk adjusted assets was 13.6% at December 31, 2001 compared to 11.7% at December 31, 2000. Tier 1 risk-based capital to risk-adjusted assets was 12.4% at December 31, 2001 and 10.6% at December 31, 2000.

Table Nine below lists the Company's actual capital ratios at December 31, 2001 and 2000 as well as the minimum capital ratios for capital adequacy.

TABLE NINE: Capital Ratios

Capital to Risk-Adjusted Assets	At December 31, 2001	2000	Minimum Regulatory Capital Requirements
Leverage ratio	9.8%	8.7%	4.00%
Tier 1 Risk-Based Capital	12.4%	10.6%	4.00%
Total Risk-Based Capital	13.6%	11.7%	8.00%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. All Subsidiary Banks ratios are in excess of the regulatory definition of "well capitalized."

See "American River Holdings and Subsidiaries Financial Statements—Note 13, Regulatory Matters" for a discussion of regulatory capital requirements. Management believes that the Company's capital is adequate to support current operations and anticipated growth, cash dividends and future capital requirements of the Company and its subsidiaries.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. Each of the Subsidiary Banks have an Asset and Liability Management Committee (ALCO) that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The Company's 2002 net interest income, as forecast below, was modeled utilizing a forecast balance sheet projected from year-end 2001 balances.

Table Ten summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

TABLE TEN: Interest Rate Risk Simulation of Net Interest as of December 31, 2001
(In thousands)

	$ Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario	
+200bp	$ 635
-200bp	$ (587)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

Interest Rate Sensitivity Analysis. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As reflected in Table Eleven below, at December 31, 2001, the cumulative gap through the one-year time horizon indicates a slightly asset sensitive position.

TABLE ELEVEN: Interest Rate Sensitivity
December 31, 2001
Assets and Liabilities which mature or reprice within (days):

(In thousands)	0-90	91-180	181-365	Over 365	Non-repricing	Total
Assets:						
Investment securities	$ 15,195	$ 2,504	$ 7,155	$ 37,612	$ -	$ 62,466
Loans	105,784	26,126	20,800	42,316	-	195,026
Other assets	-	-	-	-	29,067	29,067
Total assets	$ 120,979	$ 28,630	$ 27,955	$ 79,928	$ 29,067	$ 286,559
Liabilities:						
Noninterest-bearing	$ -	$ -	$ -	$ -	$ 67,740	$ 67,740
Interest-bearing:						
Transaction	11,688	4,675	3,506	3,506	-	23,375
Money market	37,326	14,930	11,198	11,198	-	74,652
Savings	6,476	2,590	1,295	2,590	-	12,951
Time certificates	42,519	14,674	13,919	5,058	-	76,170
Other borrowings	6	6	12	2,015	-	2,039
Other liabilities	-	-	-	-	1,690	1,690
Shareholders' equity	-	-	-	-	27,942	27,942
Total liabilities and shareholders' equity	$ 98,015	$ 36,875	$ 29,930	$ 24,367	$ 97,372	$ 286,559
Interest rate sensitivity gap	$ 22,964	$ (8,245)	$ (1,975)	$ 55,561	$ (68,305)	
Cumulative interest rate sensitivity gap	$ 22,964	$ 14,719	$ 12,744	$ 68,305	-	

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company and it subsidiaries through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company and its subsidiaries during the periods ending December 31, 2001, 2000 and 1999.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan repayments contribute to liquidity, along with deposit increases, while loan funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2001 were approximately $60,840,000 and $3,776,000, respectively. Such loans relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2001, consolidated liquid assets totaled $54.8 million or 19.1% of total assets compared to $38.8 million or 13.6% of total assets on December 31, 2000. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $22,000,000 with correspondent banks. At December 31, 2001, the Company had $22,000,000 available under these credit lines. Additionally, the Subsidiary Banks are members of the Federal Home Loan Bank. At December 31, 2001, the Subsidiary Banks could have arranged for up to $11,161,000 in secured borrowings from the Federal Home Loan Bank. American River Bank also has informal agreements with various other banks to sell participations in loans, if necessary. The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the Available-for-Sale category to meet liquidity needs. Due to the falling interest rate environment throughout the last half of 2000 and continuing through the end of 2001, much of the investment portfolio has experienced significant price appreciation, which has resulted in unrealized gains. These unrealized gains allow the Company the ability to sell these securities should the liquidity needs arise. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank has established a master repurchase agreement with a correspondent bank to enable such transactions. American River Bank and North Coast Bank can also pledge securities to borrow from the Federal Reserve Bank and the Federal Home Loan Bank.

The maturity distribution of certificates of deposit is set forth in Table Twelve below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

TABLE TWELVE: Certificates of Deposit Maturities
December 31, 2001

(In thousands)	Over $100,000	Less than $100,000
Three months or less	$ 20,852	$ 10,502
Over three months through six months	8,989	5,721
Over six months through twelve months	6,754	7,401
Over twelve months	8,302	7,649
Total	$ 44,897	$ 31,273

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loan demand also affects the Company's liquidity position. Table Thirteen below presents the maturities of loans for the period indicated.

TABLE THIRTEEN: Loan Maturities (Gross Loans)
December 31, 2001

(In thousands)	One year or less	One year through five years	Over five years	Total
Commercial	$ 19,370	$ 16,316	$ 7,933	$ 43,619
Real estate	39,528	26,427	68,143	134,098
Agriculture	1,346	5,713	3,192	10,251
Consumer	1,037	4,187	2,374	7,598
Leases	0	2,499	0	2,499
Total	$ 61,281	$ 55,142	$ 81,642	$ 198,065

Loans shown above with maturities greater than one year include $116,118,000 of floating interest rate loans and $20,666,000 of fixed rate loans.

The maturity distribution and yields of the investment portfolios are presented in Table Fourteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis.

TABLE FOURTEEN: Securities Maturities and Weighted Average Yields
December 31, 2001, 2000 and 1999
(Taxable Equivalent Basis)

December 31, 2001 *(In thousands)*	Amortized Cost	Unrealized Gain	Unrealized Losses	Market Value	Weighted Average Yield
Available-for-sale securities:					
U.S. Treasury and agency securities					
Maturing within 1 year	$ 5,866	$ 158	$ -	$ 6,024	6.310%
Maturing after 1 year but within 5 years	12,184	307	12	12,479	5.302%
State & political subdivisions					
Maturing after 1 year but within 5 years	1,788	101	-	1,889	6.651%
Maturing after 5 years but within 10 Years	1,821	82	-	1,903	7.615%
Maturing after 10 years	6,015	160	27	6,148	7.487%
Government guaranteed mortgage-backed securities	1,108	2	6	1,104	5.258%
Other					
Maturing within 1 year	4,518	19	4	4,533	3.667%
Maturing after 1 year but within 5 years	784	11	6	789	4.623%
Non maturing	923	20	9	934	6.799%
Total investment securities	$ 35,007	$ 860	$ 64	$ 35,803	5.717%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Taxable Equivalent Basis)

December 31, 2000 *(In thousands)*	Amortized Cost	Unrealized Gain	Unrealized Losses	Market Value	Average Yield
Available-for-sale securities:					
U.S. Treasury and agency securities					
Maturing within 1 year	$ 4,350	$ 4	$ (3)	$ 4,351	6.021%
Maturing after 1 year but within 5 years	11,804	157	(5)	11,956	6.294%
State & political subdivisions					
Maturing within 1 year	200	-	-	200	6.100%
Maturing after 1 year but within 5 years	1,788	29	(6)	1,811	6.566%
Maturing after 5 years but within 10 Years	381	6	-	387	6.907%
Maturing after 10 years	7,211	193	(23)	7,381	7.308%
Government guaranteed mortgage-backed securities	163	-	-	163	6.765%
Other					
Maturing within 1 year	3,950	-	-	3,950	6.370%
Non maturing	1,366	24	(26)	1,364	5.600%
Total investment securities	$ 31,213	$ 413	$ (63)	$ 31,563	6.497%
December 31, 1999					
Available-for-sale securities:					
U.S. Treasury and agency securities					
Maturing within 1 year	$ 6,481	$ 4	$ (6)	$ 6,479	6.173%
Maturing after 1 year but within 5 years	12,338	-	(147)	12,191	6.139%
State & political subdivisions					
Maturing after 1 year but within 5 years	1,156	-	(27)	1,129	6.426%
Maturing after 5 years but within 10 Years	450	-	(26)	424	6.333%
Maturing after 10 years	7,029	15	(307)	6,737	7.835%
Government guaranteed mortgage-backed securities	228	-	(3)	225	6.300%
Other					
Maturing within 1 year	9,908	-	-	9,908	6.168%
Maturing after 5 years but within 10 years	252	-	(17)	235	8.652%
Maturing after 10 years	486	25	-	511	10.135%
Non maturing	922	15	-	937	3.936%
Total investment securities	$ 39,250	$ 59	$ (533)	$ 38,776	6.473%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Taxable Equivalent Basis)

December 31, 2001 *(In thousands)*	Amortized Cost	Unrealized Gain	Unrealized Losses	Market Value	Average Yield
Held-to-maturity securities:					
State & political subdivisions					
Maturing after 1 year but within 5 years	$ 1,323	$ 51	$ -	$ 1,374	6.510%
Maturing after 5 years but within 10 Years	16	-	-	16	15.840%
Government guaranteed mortgage-backed securities	11,770	169	95	11,844	5.923%
Total investment securities	$ 13,109	$ 220	$ 95	$ 13,234	5.994%
December 31, 2000					
Held-to-maturity securities:					
U.S. Treasury and agency securities					
Maturing within 1 year	$ 1,501	$ 2	$ (1)	$ 1,502	6.396%
State & political subdivisions					
Maturing within 1 year	553	4	-	557	8.352%
Maturing after 1 year but within 5 years	1,324	16	-	1,340	6.510%
Maturing after 5 years but within 10 Years	23	-	-	23	15.840%
Government guaranteed mortgage-backed securities	9,965	48	(12)	10,001	6.580%
Other					
Maturing within 1 year	1,836	1	(3)	1,834	5.838%
Maturing after 1 year but within 5 years	1,253	13	-	1,266	6.884%
Total investment securities	$ 16,455	$ 84	$ (16)	$ 16,523	6.570%
December 31, 1999					
Held-to-maturity securities:					
U.S. Treasury and agency securities					
Maturing within 1 year	$ 1,505	-	$ (3)	$ 1,502	5.862%
Maturing after 1 year but within 5 years	1,498	$ 3	(4)	1,497	6.397%
State & political subdivisions					
Maturing within 1 year	116	2	-	118	8.250%
Maturing after 1 year but within 5 years	2,041	14	(7)	2,048	6.979%
Maturing after 5 years but within 10 Years	31	-	-	31	15.840%
Government guaranteed mortgage-backed securities	11,891	-	(155)	11,736	6.421%
Other					
Maturing within 1 year	753	-	(3)	750	5.703%
Maturing after 1 year but within 5 years	2,664	-	(42)	2,622	6.054%
Total investment securities	$ 20,499	$ 19	$ (214)	$ 20,304	6.384%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations. For nonbanking functions, the Company is dependent upon the payment of cash dividends from its subsidiaries to service its commitments. The Company expects that the cash dividends paid by its subsidiaries to the Company will be sufficient to meet this payment schedule.

Off-Balance Sheet Items

The Company has certain ongoing commitments under operating leases. These commitments do not significantly impact operating results. See "American River Holdings and Subsidiaries Financial Statements—Note 11, Commitments and Contingencies".

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. A SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. We do not use those vehicles or any other structures to dispose of problem assets.

As of December 31, 2001, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Loan commitments and letters of credit were $60,840,000 and $3,776,000, respectively, at December 31, 2001, compared to $51,201,000 and $875,000, respectively, at December 31, 2000. As a percentage of net loans and leases these off-balance sheet items represent 33.1%, and 25.5%, respectively.

Other Matters

California Energy Shortage. The State of California recently experienced periodic electric power shortages. It is uncertain whether these shortages will continue. Conservation efforts and unanticipated cooler weather conditions through the summer months of 2001 have resulted in lower demand for electricity throughout California and an electricity surplus. California also initiated action to supplement conservation efforts including acceleration of the approval process for development of new energy production facilities and entering into long-term energy contracts for the supply of electricity. The Company and its subsidiaries could be materially and adversely affected either directly or indirectly by a severe electric power shortage if such a shortage caused any of its critical data processing or computer systems and related equipment to fail, or if the local infrastructure systems such as telephone systems should fail, or the Company's and its subsidiaries' significant vendors, suppliers, service providers, customers, borrowers, or depositors are adversely impacted by their internal systems or those of their respective customers or suppliers. Material increases in the expenses related to electric power consumption and the related increase in operating expense could also have an adverse effect on the Company's future results of operations.

Effects of Terrorism. The terrorist actions on September 11, 2001 and thereafter have had significant adverse effects upon the United States economy. Whether the terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company and the extent of such impact is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts reserved for loan losses, and causing a decline in the Company's stock price.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Quarterly Information (Unaudited)

(In thousands, except per share and price range of common stock)

2001	March 31	June 30	September 30	December 31
Interest income	$ 5,783	$ 5,317	$ 5,055	$ 4,688
Net interest income	3,687	3,629	3,649	3,612
Provision for loan and lease loss	194	187	192	218
Noninterest income	579	556	656	574
Noninterest expense	2,380	2,500	2,267	2,355
Income before taxes	1,692	1,498	1,846	1,613
Net income	1,024	901	1,111	1,001
Basic earnings per share	$ .40	$ .36	$ .44	$ .39
Diluted earnings per share	.38	.34	.41	.37
Cash dividends per share	-	.13	-	.14
Price range, common stock	$ 13.45-15.24	$ 14.00-15.95	$ 12.14-18.57	$ 13.89-16.70

2000	March 31	June 30	September 30	December 31
Interest income	$ 4,826	$ 5,075	$ 5,533	$ 5,793
Net interest income	3,157	3,285	3,469	3,674
Provision for loan and lease loss	133	145	171	223
Noninterest income	501	574	540	568
Noninterest expense	2,089	2,316	2,333	2,591
Income before taxes	1,436	1,398	1,505	1,428
Net income	890	857	916	883
Basic earnings per share	$ .36	$ .34	$ .37	$ .35
Diluted earnings per share	.34	.33	.35	.33
Cash dividends per share	-	.12	-	.12
Price range, common stock	$ 9.98-14.51	$ 9.52-13.61	$ 11.45-12.92	$ 11.23-14.29

The earnings per share have been adjusted for 5% stock dividends in 2000 and 2001.

The Company's common stock began trading on the Nasdaq National Stock Market ("NASDAQ") under the symbol "AMRB" on October 26, 2000. Prior to October 26, 2000, the common stock was not listed on any exchange and was quoted on the OTC Bulletin Board under the symbol "AMRB.OB." The table above shows the high and low prices for the common stock, for each quarter, as reported by NASDAQ and the OTC Bulletin Board. The prices have been adjusted to reflect the 5% stock dividends distributed in 2000 and 2001. As of December 31, 2001, there were approximately 1,287 shareholders of record of the Company's common stock.

INDEPENDENT AUDITOR'S REPORT

THE SHAREHOLDERS AND BOARD OF DIRECTORS

American River Holdings and Subsidiaries

We have audited the accompanying consolidated balance sheet of American River Holdings and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Holdings and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, California
February 8, 2002

CONSOLIDATED BALANCE SHEET

December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000
ASSETS		
Cash and due from banks	$ 20,342	$ 21,236
Federal funds sold	7,814	
Interest-bearing deposits in banks	5,740	5,540
Investment securities (Note 3):		
Available for sale, at fair value	35,803	31,563
Held to maturity, at amortized cost	13,109	16,455
Loans and leases, less allowance for loan and lease losses of $2,614 in 2001 and $2,454 in 2000 (Notes 4, 8, 9, 11 and 16)	195,026	200,658
Premises and equipment, net (Note 5)	1,903	1,688
Accounts receivable servicing receivables, net (Notes 6 and 14)	2,869	3,180
Accrued interest receivable and other assets (Note 10)	3,953	3,806
	$ 286,559	$ 284,126
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 67,740	$ 64,920
Interest-bearing (Note 7)	187,148	174,392
Total deposits	254,888	239,312
Short-term borrowings (Note 8)		15,990
Long-term debt (Note 9)	2,039	2,084
Accrued interest payable and other liabilities	1,690	2,327
Total liabilities	258,617	259,713
Commitments and contingencies (Note 11)		
Shareholders' equity (Notes 12 and 13):		
Common stock - no par value; 20,000,000 shares authorized; issued and outstanding – 2,519,717 shares in 2001 and 2,395,158 shares in 2000	14,167	12,320
Retained earnings	13,290	11,876
Accumulated other comprehensive income (Notes 3 and 17)	485	217
Total shareholders' equity	27,942	24,413
	$ 286,559	$ 284,126

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 17,883	$ 17,294	$ 13,926
Interest on Federal funds sold	202	353	451
Interest on deposits in banks	342	409	336
Interest and dividends on investment securities:			
Taxable	1,871	2,643	2,126
Exempt from Federal income taxes	464	462	339
Dividends	81	66	51
Total interest income	20,843	21,227	17,229
Interest expense:			
Interest on deposits (Note 7)	6,042	7,330	5,316
Interest on short-term borrowings (Note 8)	97	183	28
Interest on long-term debt (Note 9)	127	129	131
Total interest expense	6,266	7,642	5,475
Net interest income	14,577	13,585	11,754
Provision for loan and lease losses (Note 4)	791	672	582
Net interest income after provision for loan and lease losses	13,786	12,913	11,172
Noninterest income:			
Service charges	562	602	537
Gain on sale of available-for-sale investment securities, net (Note 3)		13	
Other income (Notes 6 and 14)	1,803	1,568	1,110
Total noninterest income	2,365	2,183	1,647
Noninterest expense:			
Salaries and employee benefits (Notes 4 and 15)	5,334	4,961	4,366
Occupancy (Notes 5 and 11)	810	757	699
Furniture and equipment (Notes 5 and 11)	564	461	457
Other expense (Note 14)	2,794	3,150	2,248
Total other expense	9,502	9,329	7,770
Income before income taxes	6,649	5,767	5,049
Income taxes (Note 10)	2,612	2,221	1,921
Net income	$ 4,037	$ 3,546	$ 3,128
Basic earnings per share (Note 12)	$ 1.59	$ 1.42	$ 1.25
Diluted earnings per share (Note 12)	$ 1.50	$ 1.35	$ 1.18
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ .27	$ .24	$ .21

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Comprehensive Income (Loss)	Shareholders' Equity	Other Comprehensive Income
Balance, January 1, 1999	2,177,811	$ 9,747	$ 9,236	$ 185	$ 19,168	
Comprehensive income (Note 17):						
Net income			3,128		3,128	$ 3,128
Other comprehensive loss, net of tax:						
Unrealized losses on available-for-sale investment securities				(479)	(479)	(479)
Total comprehensive income						$ 2,649
Cash dividends ($.21 per share)			(416)		(416)	
5% stock dividend	85,879	1,474	(1,474)			
Fractional shares redeemed			(7)		(7)	
Stock options exercised	74,742	692			692	
Retirement of common stock (Note 12)	(89,753)	(1,475)			(1,475)	
Balance, December 31, 1999	2,248,679	10,438	10,467	(294)	20,611	
Comprehensive income (Note 17):						
Net income			3,546		3,546	$ 3,546
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale investment securities				511	511	511
Total comprehensive income						$ 4,057
Cash dividends ($.24 per share)			(535)		(535)	
5% stock dividend	113,742	1,596	(1,596)			
Fractional shares redeemed			(6)		(6)	
Stock options exercised	32,737	286			286	
Balance, December 31, 2000	2,395,158	12,320	11,876	217	24,413	
Comprehensive income (Note 17):						
Net income			4,037		4,037	$ 4,037
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale investment securities (Note 3)				268	268	268
Total comprehensive income						$ 4,305
Cash dividends ($.27 per share)			(681)		(681)	
5% stock dividend	120,531	1,935	(1,935)			
Fractional shares redeemed			(7)		(7)	
Stock options exercised	25,428	247			247	
Retirement of common stock (Note 12)	(21,400)	(335)			(335)	
Balance, December 31, 2001	2,519,717	$ 14,167	$ 13,290	$ 485	$ 27,942	

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,037	$ 3,546	$ 3,128
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	791	672	582
(Decrease) increase in deferred loan and lease origination fees, net	(173)	178	(36)
Net gain on the sale of available-for-sale investment securities		(13)	
Depreciation and amortization	439	359	277
Accretion of investment security discounts, net	(46)	(251)	(54)
Loss on sale of other real estate			3
Provision for losses on other real estate			7
Provision for accounts receivable servicing asset losses	10	30	
Increase in accrued interest receivable and other assets	(180)	(336)	(406)
(Decrease) increase in accrued interest payable and other liabilities	(678)	503	132
Deferred taxes	(179)	(289)	(107)
Net cash provided by operating activities	4,021	4,399	3,526
Cash flows from investing activities:			
Proceeds from the sale of available-for-sale investment securities	1,979	20	1,996
Proceeds from the redemption of Federal Home Loan Bank stock		554	
Proceeds from called available-for-sale investment securities	1,500		
Proceeds from matured available-for-sale investment securities	9,020	22,500	23,820
Proceeds from called held-to-maturity investment securities		155	
Proceeds from matured held-to-maturity investment securities	2,050	2,365	3,330
Purchases of available-for-sale investment securities	(13,228)	(14,745)	(39,391)
Purchases of held-to-maturity investment securities	(5,193)	(487)	(10,865)
Proceeds from principal repayments for available-for-sale government guaranteed mortgage-backed securities	92	65	301
Proceeds from principal repayments for held-to-maturity government guaranteed mortgage-related securities	3,378	1,918	3,047
Net (increase) decrease in interest-bearing deposits in banks	(200)	780	(612)
Net decrease (increase) in loans and leases	5,023	(44,412)	(14,270)
Net decrease (increase) in accounts receivable servicing receivables	301	(1,128)	(934)
Purchases of equipment	(629)	(799)	(479)
Proceeds from the sale of other real estate			450
Net cash provided by (used in) investing activities	4,093	(33,214)	(33,607)

(continued)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999
Cash flows from financing activities:			
Net increase in demand, interest-bearing and savings deposits	$ 7,764	$ 18,174	$ 15,539
Net increase (decrease) in time deposits	7,812	(1,939)	10,434
Repayment of Federal Home Loan Bank advance	(45)	(41)	(39)
(Decrease) increase in short-term borrowings	(15,990)	14,990	1,000
Exercise of stock options	247	286	692
Cash paid to repurchase common stock	(335)		(1,475)
Payment of cash dividends	(640)	(438)	(386)
Cash paid for fractional shares in connection with stock dividends	(7)	(6)	(7)
Net cash (used in) provided by financing activities	(1,194)	31,026	25,758
Increase (decrease) in cash and cash equivalents	6,920	2,211	(4,323)
Cash and cash equivalents at beginning of year	21,236	19,025	23,348
Cash and cash equivalents at end of year	$ 28,156	$ 21,236	$ 19,025
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 6,299	$ 7,599	$ 5,520
Income taxes	$ 2,954	$ 2,279	$ 1,957
Non-cash investing activities:			
Net change in unrealized gain on available-for-sale investment securities	$ 446	$ 824	$ (771)
Transfer of corporate debt securities from the held-to-maturity category to the available-for-sale category	$ 3,089		
Non-cash financing activities:			
Dividends declared and unpaid	$ 353	$ 312	$ 215

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE BUSINESS OF THE COMPANY

American River Holdings (the "Company") was incorporated under the laws of the State of California in 1995. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder.

The Company's wholly-owned subsidiaries include American River Bank (ARB), First Source Capital, and North Coast Bank (NCB). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates four banking offices in Sacramento, Placer, El Dorado and Yolo counties.

First Source Capital was formed in July 1999 to conduct lease financing activities for most types of business assets. First Source Capital acts as a lease broker and receives a fee for each lease recorded on the books of the party acting as the funding source.

On October 25, 2000, the Company completed a merger with NCB by exchanging 486,685 shares of its common stock (after adjustment for fractional shares) for all of the common stock of NCB. Each share of NCB was exchanged for .9644 of a share of the Company. In addition, NCB stock options were converted at the same exchange ratio into options to purchase 154,278 shares of the Company's common stock. The business combination was accounted for on a pooling-of-interests basis. NCB's net income for the period ended October 25, 2000 (unaudited) was $420,000 and for the year ended December 31, 1999 was $227,000. NCB is a national banking association, organized in 1990 with its headquarters in Santa Rosa, California. NCB operates three full service banking offices within its primary service areas of Sonoma County, in the cities of Healdsburg, Santa Rosa and Windsor. NCB's primary business is serving the business or commercial banking needs of small to mid-sized businesses within Sonoma, Napa, Marin and Mendocino counties.

The deposits of both ARB and NCB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits. Neither bank offers trust services or international banking services and does not plan to do so in the near future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accounting and reporting policies of the Company and its subsidiaries conform with generally accepted accounting principles and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2001.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

Loans and Leases

Loans and leases are stated at principal balances outstanding. Interest is accrued daily based upon outstanding loan and lease balances. However, when, in the opinion of management, loans and leases are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans and leases are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans and leases, or payments received on nonaccrual loans or leases for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

An impaired loan or lease is measured based on the present value of expected future cash flows discounted at the instrument's effective interest rate or, as a practical matter, at the instrument's observable market price or the fair value of collateral if the loan or lease is collateral dependent. A loan or lease is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan or lease agreement.

Loan and lease origination fees, commitment fees, direct loan and lease origination costs and purchase premiums and discounts on loans and leases are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan or lease. The unamortized balance of deferred fees and costs is reported as a component of net loans and leases.

Loan Sales and Servicing

Included in the portfolio are Small Business Administration (SBA) and Farmer Mac guaranteed loans that may be sold in the secondary market. Loans held for sale are carried at the lower of cost or market value. Market value is determined by the specific identification method as of the balance sheet date or the date that the purchasers have committed to purchase the loans. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. However, there were no sales of loans subject to these recourse provisions at December 31, 2001, 2000, and 1999. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2001 and 2000.

SBA and Farmer Mac loans with unpaid balances of $2,691,000 and $4,511,000 were being serviced for others as of December 31, 2001 and 2000, respectively. The Company also serviced loans that are participated with other financial institutions totaling $12,678,000 and $13,388,000 as of December 31, 2001 and 2000, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Loan Sales and Servicing *(Continued)*

In addition, the Company serviced loans originated by others totaling $27,732,000 and $25,820,000 as of December 31, 2001 and 2000, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained to provide for probable losses related to impaired loans and leases and other losses on loans and leases identified by management as doubtful, substandard and special mention, as well as losses that can be expected to occur in the normal course of business related to currently performing loans and leases. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio, specifically identified problem loans and leases, inherent risk of loss in the portfolio taken as a whole and economic conditions in the Company's service areas.

Commercial and real estate loans and leases determined to be impaired or classified are individually evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans and leases based on management's assessment of the following for each identified loan and lease type: (1) inherent credit risk, (2) historical losses and, (3) where the Company has not experienced losses, the loss experience of peer banks. Management also computes specific and expected loss reserves for loan and lease commitments. Finally, a residual component is maintained to cover the margin of imprecision inherent in the assumptions used to estimate losses. These estimates are particularly susceptible to changes in the economic environment and market conditions.

The Company's Loan Committee reviews the adequacy of the allowance for loan and lease losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. The allowance for loan and lease losses at December 31, 2001 and 2000, respectively, reflect management's estimate of possible losses in the portfolio.

Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. There was no other real estate held by the Company at December 31, 2001 and 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods.

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings per share is retroactively adjusted for stock splits and stock dividends for all periods presented. In addition, earnings per share have been restated on an equivalent share basis for all periods presented in connection with the merger previously noted.

Stock-Based Compensation

Stock options are accounted for under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price. However, if the fair value of stock-based compensation computed under a fair value based method, as prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is material to the financial statements, pro forma net income and earnings per share are disclosed as if the fair value method had been applied.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impact of New Financial Accounting Standards

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to replace SFAS No. 125 which was issued in June 1996. The original statement addressed issues related to transfers of financial assets in which the transferor has some continuing involvement with the transferred assets or with the transferee. SFAS No. 140 resolves implementation issues which arose as a result of SFAS No. 125, but carries forward most of the provisions of the original statement. SFAS 140 was effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management does not believe the adoption of this statement has had a significant impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 addresses the financial accounting and reporting for business combinations and requires the use of a single method to account for business combinations, the purchase method of accounting. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, the contractual-legal criterion or the separability criterion. SFAS No. 141 applies to all business combinations for which the date of acquisition is July 1, 2001 or later.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill and other intangible assets that have indefinite useful lives will be evaluated periodically for impairment rather than amortized. The provisions of this statement apply to financial statements for fiscal years beginning after December 15, 2001, except for goodwill or other intangible assets acquired after June 30, 2001 for which SFAS No. 142 is immediately effective. Management does not believe the adoption of SFAS No. 141 and SFAS No. 142 will have a significant impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provision of Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Management does not believe the adoption of this statement will have a significant impact on the Company's financial position or results of operations.

3. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities at December 31, 2001 and 2000 consisted of the following *(dollars in thousands)*:

Available-for-Sale:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agencies	$ 18,050	$ 465	$ (12)	$ 18,503
U.S. Government guaranteed mortgage-backed securities	1,108	2	(6)	1,104
Obligations of states and political subdivisions	9,624	343	(27)	9,940
Corporate debt securities	2,309	30	(10)	2,329
Corporate stock	583	20	(9)	594
Commercial paper	2,993			2,993
Federal Home Loan Bank stock	220			220
Federal Reserve Bank stock	120			120
	$ 35,007	$ 860	$ (64)	$ 35,803

Net unrealized gains on available-for-sale investment securities totaling $796,000 were recorded, net of $311,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity. Proceeds from the sale of available-for-sale investment securities for the year ended December 31, 2001 totaled $1,979,000. No gains or losses were recognized.

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agencies	$ 16,154	$ 161	$ (8)	$ 16,307
U.S. Government guaranteed mortgage-backed securities	163			163
Obligations of states and political subdivisions	9,580	228	(29)	9,779
Corporate stock	1,050	24	(26)	1,048
Commercial paper	3,950			3,950
Federal Home Loan Bank stock	204			204
Federal Reserve Bank stock	112			112
	$ 31,213	$ 413	$ (63)	$ 31,563

Net unrealized gains on available-for-sale investment securities totaling $350,000 were recorded, net of $133,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity. Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2000 totaled $20,000 and $13,000, respectively. Proceeds from the redemption of Federal Home Loan Bank stock, at cost, totaled $554,000 for the year ended December 31, 2000. Proceeds from the sale of available-for-sale investment securities for the year ended December 31, 1999 totaled $1,996,000. No gains or losses were recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENT SECURITIES *(Continued)*

Held-to-Maturity:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 1,339	$ 51		$ 1,390
Government guaranteed mortgage-backed securities	11,762	169	$ (95)	11,836
SBA loan pools	8			8
	$ 13,109	$ 220	$ (95)	$ 13,234

Held-to-Maturity:

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agencies	$ 1,501	$ 2	$ (1)	$ 1,502
Obligations of states and political subdivisions	1,900	20		1,920
Government guaranteed mortgage-backed securities	9,944	48	(12)	9,980
Corporate debt securities	3,089	14	(3)	3,100
SBA loan pools	21			21
	$ 16,455	$ 84	$ (16)	$ 16,523

On January 1, 2001, all corporate debt securities were transferred from the held-to-maturity category to the available-for-sale category upon the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board. The amortized cost and market value of the transferred securities on the date of the transfer were $3,089,000 and $3,100,000, respectively. Accordingly, unrealized gains of $11,000 were recorded, net of $4,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity. There were no sales or other transfers of held-to-maturity investment securities for the years ended December 31, 2001, 2000 and 1999.

The amortized cost and estimated market value of investment securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

3. INVESTMENT SECURITIES *(Continued)*

(Dollars in thousands)	Available-for-sale Amortized Cost	Available-for-sale Estimated Market Value	Held-to-Maturity Amortized Cost	Held-to-Maturity Estimated Market Value
Within one year	$ 10,384	$ 10,557		
After one year through five years	14,756	15,157	$ 1,324	$ 1,375
After five years through ten years	1,821	1,903	15	15
After ten years	6,015	6,148		
	32,976	33,765	1,339	1,390
Investment securities not due at a single maturity date:				
SBA loan pools			8	8
Government guaranteed mortgage-backed securities	1,108	1,104	11,762	11,836
Corporate stock	583	594		
Federal Home Loan Bank stock	220	220		
Federal Reserve Bank stock	120	120		
	$ 35,007	$ 35,803	$ 13,109	$ 13,234

Investment securities with amortized costs totaling $10,654,000 and $7,732,000 and market values totaling $10,931,000 and $7,794,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit, and short-term borrowing arrangements at December 31, 2001 and 2000, respectively.

4. LOANS AND LEASES

Outstanding loans and leases are summarized as follows *(dollars in thousands)*:

	December 31, 2001	December 31, 2000
Real estate - commercial	$ 100,158	$ 97,390
Real estate - construction	30,821	27,182
Real estate - residential	3,119	8,085
Commercial	43,619	52,726
Lease financing receivable	2,499	1,150
Agriculture	10,251	10,764
Consumer	7,598	6,413
	198,065	203,710
Deferred loan and lease fees, net	(425)	(598)
Allowance for loan and lease losses	(2,614)	(2,454)
	$ 195,026	$ 200,658

Certain loans have been pledged to secure borrowing arrangements (see Notes 8 and 9).

4. LOANS AND LEASES *(Continued)*

Changes in the allowance for loan and lease losses were as follows *(dollars in thousands)*:

	Year Ended December 31,		
	2001	2000	1999
Balance, beginning of year	$ 2,454	$ 2,062	$ 1,693
Provision charged to operations	791	672	582
Losses charged to allowance	(711)	(266)	(231)
Amounts transferred to accounts receivable servicing receivables valuation reserve (Note 6)		(41)	
Recoveries	80	27	18
Balance, end of year	$ 2,614	$ 2,454	$ 2,062

At December 31, 2001 and 2000, nonaccrual loans totaled $856,000 and $674,000, respectively. Interest foregone on nonaccrual loans for the years ended December 31, 2001, 2000 and 1999 was not material.

The recorded investment in loans and leases that were considered to be impaired totaled $856,000 and $674,000 at December 31, 2001 and 2000, respectively. The related allowance for loan and lease losses for these loans and leases as determined under loan impairment standards at December 31, 2001 and 2000 was $263,000 and $86,000, respectively. The average recorded investment in impaired loans and leases for the years ended December 31, 2001, 2000 and 1999 was $733,000, $128,000 and $279,000, respectively. Interest income recognized on impaired loans and leases using a cash-basis method for the years ended December 31, 2001, 2000 and 1999 was not material.

Salaries and employee benefits totaling $483,000, $530,000 and $502,000 have been deferred as loan and lease origination costs for the years ended December 31, 2001, 2000 and 1999, respectively.

5. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following *(dollars in thousands)*:

	December 31,	
	2001	2000
Land	$ 149	$ 149
Building and improvements	213	213
Furniture, fixtures and equipment	3,954	3,334
Leasehold improvements	765	759
	5,081	4,455
Less accumulated depreciation and amortization	(3,178)	(2,767)
	$ 1,903	$ 1,688

Depreciation and amortization included in occupancy and furniture and equipment expenses totaled $414,000, $325,000 and $324,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

6. ACCOUNTS RECEIVABLE SERVICING RECEIVABLES

The Company purchases existing accounts receivable on a discounted basis from selected borrowers and assumes the related billing and collection responsibilities. Accounts receivable servicing fees included in other income totaled $459,000, $430,000 and $272,000 for the years ended December 31, 2001, 2000 and 1999, respectively (see Note 14). The valuation allowance for these receivables is not significant.

7. INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following *(dollars in thousands)*:

	December 31, 2001	December 31, 2000
Savings	$ 12,951	$ 12,086
Money market	74,652	71,540
NOW accounts	23,375	22,408
Time, $100,000 or more	44,897	39,007
Other time	31,273	29,351
	$ 187,148	$ 174,392

Aggregate annual maturities of time deposits are as follows *(dollars in thousands)*:

Year Ending December 31,	
2002	$ 60,220
2003	5,904
2004	4,305
2005	3,912
2006	1,829
	$ 76,170

Interest expense recognized on interest-bearing deposits consisted of the following *(dollars in thousands)*:

Year Ended December 31,	2001	2000	1999
Savings	$ 166	$ 297	$ 307
Money market	1,849	2,587	1,576
NOW accounts	115	247	226
Time, $100,000 or more	1,917	2,318	1,677
Other time	1,995	1,881	1,530
	$ 6,042	$ 7,330	$ 5,316

8. SHORT-TERM BORROWING ARRANGEMENTS

The Company has a total of $22,000,000 in unsecured short-term borrowing arrangements with four of its correspondent banks. Advances totaling $8,000,000 and $7,000,000 were outstanding from two of its correspondent banks at December 31, 2000, bearing interest rates of 7.25% and 6.50% and maturing January 1, 2001. There were no short-term borrowings outstanding under these arrangements at December 31, 2001.

In addition, the Company has a line of credit available with the Federal Home Loan Bank which is secured by pledged mortgage loans (see Note 9). Borrowings may include overnight advances as well as loans with a term of up to thirty years. An advance totaling $990,000 was outstanding from the Federal Home Loan Bank at December 31, 2000, bearing an interest rate of 6.63% and maturing January 22, 2001. There were no short-term borrowings outstanding under this line of credit at December 31, 2001.

9. LONG-TERM DEBT

The Company can borrow up to $11,161,000 from the Federal Home Loan Bank on either a short-term or long-term basis, secured by qualifying mortgage loans with unpaid balances of $19,655,000 at December 31, 2001. Long-term debt consisted of an advance from the Federal Home Loan Bank totaling $2,039,000 and $2,084,000 at December 31, 2001 and 2000, respectively, bearing a fixed interest rate of 6.13%, due in monthly installments of approximately $14,000, including principal and interest, with the final principal payment of $1,711,000 due December 21, 2007.

Future minimum principal payments on long-term debt are as follows *(dollars in thousands)*:

Year Ending December 31,		
2002	$	47
2003		50
2004		54
2005		57
2006		60
Thereafter		1,771
	$	2,039

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following *(dollars in thousands)*:

	Federal	State	Total
2001			
Current	$ 2,000	$ 791	$ 2,791
Deferred	(145)	(34)	(179)
Income tax expense	$ 1,855	$ 757	$ 2,612
2000			
Current	$ 1,854	$ 656	$ 2,510
Deferred	(231)	(58)	(289)
Income tax expense	$ 1,623	$ 598	$ 2,221
1999			
Current	$ 1,501	$ 527	$ 2,028
Deferred	(90)	(17)	(107)
Income tax expense	$ 1,411	$ 510	$ 1,921

Deferred tax assets (liabilities) consisted of the following *(dollars in thousands)*:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Allowance for loan losses	$ 940	$ 851
Future benefit of State tax deduction	244	232
Bank premises and equipment		2
Deferred compensation	152	80
Other	23	8
Total deferred tax assets	1,359	1,173
Deferred tax liabilities:		
Discount on purchased loans	(31)	(41)
Future liability of State deferred tax assets	(84)	(73)
Unrealized gain on available-for-sale investment securities	(311)	(133)
Federal Home Loan Bank stock dividends	(26)	(20)
Total deferred tax liabilities	(452)	(267)
Net deferred tax assets	$ 907	$ 906

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES *(Continued)*

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34% to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2001	2000	1999
Federal income tax rate, at statutory rate	34.0 %	34.0 %	34.0 %
State franchise tax, net of Federal tax effect	7.0 %	7.3 %	6.9 %
Tax benefit of interest on obligations of states and political subdivisions	(2.2)%	(2.4)%	(2.1)%
Other	.5 %	(.4)%	(.8)%
Total income tax expense	39.3 %	38.5 %	38.0 %

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2009 and certain of the leases have five year renewal options. Two of the branch facilities are leased from members of the Board of Directors (see Note 16).

Future minimum lease payments are as follows *(dollars in thousands)*:

Year Ending December 31,	
2002	$ 548
2003	458
2004	465
2005	482
2006	462
Thereafter	915
	$ 3,330

Rental expense included in occupancy, furniture and equipment expense, net of related rental income, totaled $631,000, $564,000 and $509,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

11. COMMITMENTS AND CONTINGENCIES *(Continued)*

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk *(dollars in thousands)*:

	December 31,	
	2001	2000
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 2,430	$ 1,773
Commercial real estate, construction and land development commitments secured by real estate	15,553	18,635
Other commercial commitments not secured by real estate	2,157	2,150
Credit card arrangements	383	418
Other unused commitments	40,317	28,225
	$ 60,840	$ 51,201
Letters of credit	$ 3,776	$ 875

Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 80%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients.

11. COMMITMENTS AND CONTINGENCIES *(continued)*

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, El Dorado, Sonoma, Napa, Marin and Mendocino counties.

Although the subsidiaries have diversified loan and lease portfolios, a substantial portion of their portfolios are secured by commercial and residential real estate. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $10,273,000 at December 31, 2001.

Federal Reserve Requirements

Banks are required to maintain reserves with the Federal Reserve Bank equal to a percentage of their reservable deposits. Reserve balances held with the Federal Reserve Bank totaled $3,688,000 and $2,539,000 at December 31, 2001 and 2000, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Company.

12. SHAREHOLDERS' EQUITY

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows *(dollars and amounts in thousands, except per share data)*:

	Net Income	Weighed Average Number of Shares Outstanding	Per-Share Amount
Year Ended December 31, 2001			
Basic earnings per share	$ 4,037	2,535	$ 1.59
Effect of dilutive stock options		161	
Diluted earnings per share	$ 4,037	2,696	$ 1.50
Year Ended December 31, 2000			
Basic earnings per share	$ 3,546	2,497	$ 1.42
Effect of dilutive stock options		129	
Diluted earnings per share	$ 3,546	2,626	$ 1.35
Year Ended December 31, 1999			
Basic earnings per share	$ 3,128	2,510	$ 1.25
Effect of dilutive stock options		136	
Diluted earnings per share	$ 3,128	2,646	$ 1.18

12. SHAREHOLDERS' EQUITY *(Continued)*

Stock Option Plans

In 2000 and 1995, the Board of Directors adopted stock option plans under which options may be granted to employees and directors under incentive and nonstatutory agreements. At December 31, 2001, grants outstanding combined with shares available for future grants totaled 721,543 shares under these plans. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or shares of the Company's common stock owned by the optionee at the time the option is exercised. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a five year period. Outstanding options under the 1995 plan are exercisable until their expiration; however, no new options will be granted under this plan.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation cost been determined based on the fair value at grant date for awards in 1995 through 1999 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. Pro forma compensation expense is recognized in the years in which the options become vested.

(Dollars in thousands, except per share data)	Year Ended December 31,		
	2001	2000	1999
Net earnings - as reported	$ 4,037	$ 3,546	$ 3,128
Net earnings - pro forma	$ 3,911	$ 3,357	$ 2,949
Basic earnings per share - as reported	$ 1.59	$ 1.42	$ 1.25
Basic earnings per share - pro forma	$ 1.54	$ 1.34	$ 1.17
Diluted earnings per share - as reported	$ 1.50	$ 1.35	$ 1.18
Diluted earnings per share - pro forma	$ 1.45	$ 1.28	$ 1.11

The fair value of each option is estimated on the date of grant using an option-pricing model with the following assumptions. No options were granted for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 1999
Dividend yield	1.53%
Expected volatility	72.17%
Risk-free interest rate	6.10%
Expected option life	10 years

12. SHAREHOLDERS' EQUITY *(Continued)*

Stock Option Plans *(Continued)*

A summary of the combined activity within the plans follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	465,280	$ 7.92	523,370	$ 8.16	557,198	$ 7.54
Options granted					66,846	$ 12.28
Options exercised	(26,566)	$ 7.06	(37,114)	$ 6.72	(86,054)	$ 5.21
Options canceled	(16,621)	$ 16.12	(20,976)	$ 15.35	(14,620)	$ 7.19
Options outstanding, end of year	422,093	$ 7.88	465,280	$ 7.92	523,370	$ 8.16
Options exercisable, end of year	356,194	$ 7.26	328,854	$ 6.85	268,830	$ 6.69
Weighted average fair value of options granted during the year						$ 4.56

A summary of options outstanding at December 31, 2001 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2001
$ 5.27	45,844	4.8 years	44,001
$ 5.49	174,531	3.6 years	174,531
$ 5.84	9,296	2.2 years	9,296
$ 7.19	7,507	4.0 years	7,507
$ 8.23	45,198	8.0 years	25,733
$ 8.71	53,099	6.7 years	42,479
$ 9.66	26,801	5.4 years	18,961
$ 13.95	11,025	7.9 years	4,410
$ 14.25	8,682	7.0 years	5,209
$ 15.36	40,110	6.7 years	24,067
	422,093		356,194

12. SHAREHOLDERS' EQUITY *(Continued)*

Common Stock Repurchase Program

During 1997, the Board of Directors authorized the annual repurchase of up to five percent of the Company's common stock in conjunction with recurring annual distributions of a five percent common stock dividend. Repurchases are generally made in the open market at market prices.

13. REGULATORY MATTERS

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. Under applicable Federal laws, the Comptroller of the Currency (OCC) restricts the total dividend payment of any national banking association in any calendar year to the net income of the year, as defined, combined with the net income for the two preceding years, less distributions made to shareholders during the same three-year period. In addition, the California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2001, the subsidiaries had $8,396,000 in retained earnings available for dividend payments to the Company.

Regulatory Capital

The Company and its banking subsidiaries are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency (the "OCC") and FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and its banking subsidiaries met all their capital adequacy requirements as of December 31, 2001 and 2000.

In addition, the most recent notifications from the OCC and FDIC categorized each of the banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banking subsidiaries must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since those notifications that management believes have changed the categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. REGULATORY MATTERS *(Continued)*

Year Ended December 31, *(Dollars in thousands)*	2001		2000	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Holdings and Subsidiaries	$ 27,380	9.8%	$ 24,069	8.7%
Minimum regulatory requirement	$ 11,139	4.0%	$ 11,096	4.0%
American River Bank	$ 22,226	10.0%	$ 19,275	8.9%
Minimum requirement for "Well-Capitalized" institution	$ 11,080	5.0%	$ 10,833	5.0%
Minimum regulatory requirement	$ 8,864	4.0%	$ 8,666	4.0%
North Coast Bank	$ 4,843	8.6%	$ 4,630	8.0%
Minimum requirement for "Well-Capitalized" institution	$ 2,832	5.0%	$ 2,885	5.0%
Minimum regulatory requirement	$ 2,265	4.0%	$ 2,308	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Holdings and Subsidiaries	$ 27,380	12.4%	$ 24,069	10.6%
Minimum regulatory requirement	$ 8,827	4.0%	$ 9,061	4.0%
American River Bank	$ 22,226	12.5%	$ 19,275	11.0%
Minimum requirement for "Well-Capitalized" institution	$ 10,677	6.0%	$ 10,529	6.0%
Minimum regulatory requirement	$ 7,118	4.0%	$ 7,019	4.0%
North Coast Bank	$ 4,843	11.5%	$ 4,630	9.1%
Minimum requirement for "Well-Capitalized" institution	$ 2,535	6.0%	$ 3,060	6.0%
Minimum regulatory requirement	$ 1,690	4.0%	$ 2,040	4.0%
Total Risk-Based Capital Ratio				
American River Holdings and Subsidiaries	$ 29,994	13.6%	$ 26,523	11.7%
Minimum regulatory requirement	$ 17,653	8.0%	$ 18,122	8.0%
American River Bank	$ 24,298	13.7%	$ 21,173	12.1%
Minimum requirement for "Well-Capitalized" institution	$ 17,795	10.0%	$ 17,548	10.0%
Minimum regulatory requirement	$ 14,236	8.0%	$ 14,038	8.0%
North Coast Bank	$ 5,371	12.7%	$ 5,186	10.2%
Minimum requirement for "Well-Capitalized" institution	$ 4,225	10.0%	$ 5,101	10.0%
Minimum regulatory requirement	$ 3,380	8.0%	$ 4,081	8.0%

14. NONINTEREST INCOME AND EXPENSE

Noninterest income consisted of the following *(dollars in thousands)*:

	Year Ended December 31,		
	2001	2000	1999
Accounts receivable servicing fees (Note 6)	$ 459	$ 430	$ 272
Merchant fee income	277	202	153
Income from residential lending division	274	142	133
Fees from lease brokerage services	264	177	48
Financial services income	90	203	124
Other	439	414	380
	$ 1,803	$ 1,568	$ 1,110

Noninterest expense consisted of the following *(dollars in thousands)*:

	Year Ended December 31,		
	2001	2000	1999
Professional fees	$ 411	$ 296	$ 229
Outsourced item processing	385	358	286
Telephone and postage	313	268	249
Advertising and promotion	275	295	261
Stationery and supplies	203	185	192
Directors' compensation	209	175	194
Merger, NASDAQ listing and SEC registration expenses		693	
Other operating expenses	998	880	837
	$ 2,794	$ 3,150	$ 2,248

15. EMPLOYEE BENEFIT PLANS

American River Holdings 401(k) Plan

The American River Holdings 401(k) Plan commenced January 1, 1993 and is available to all employees. Under the plan, the Company will match 50% of each participants' contribution up to a maximum of 6% of their annual compensation. Employer contributions vest at a rate of 20% per year over a five year period and totaled $111,000, $77,000 and $72,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Employee Stock Purchase Plan

The Company is the administrator of an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

American River Holdings Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management group and a Deferred Fee Agreement for Directors for the purpose of providing the opportunity to participants to defer compensation. Participants of the management group, who are selected by a Committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs, and funds the interest earned on participant deferrals at a rate based on U.S. Government Treasury rates. Deferred compensation, including interest earned, totaled $201,000, $179,000 and $90,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

16. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2001 *(dollars in thousands)*:

Balance, January 1, 2001	$	3,795
Disbursements		1,857
Amounts repaid		(1,406)
Balance, December 31, 2001	$	4,246
Undisbursed commitments to related parties, December 31, 2001	$	408

The Company also leases certain premises from members of the Board of Directors (see Note 11). Rental payments to the Directors totaled $105,000, $105,000 and $106,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMPREHENSIVE INCOME

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Statement of Changes in Shareholders' Equity.

At December 31, 2001, 2000 and 1999, the Company held securities classified as available-for-sale which had unrealized gains (losses) as follows *(dollars in thousands)*:

	Before Tax	Tax (Expense) Benefit	After Tax
For the Year Ended December 31, 2001			
Other comprehensive income:			
Unrealized holding gains	$ 446	$ (178)	$ 268
For the Year Ended December 31, 2000			
Other comprehensive income:			
Unrealized holding gains	$ 837	$ (318)	$ 519
Less: reclassification adjustment for net gains included in net income	13	(5)	8
Total other comprehensive income	$ 824	$ (313)	$ 511
For the Year Ended December 31, 1999			
Other comprehensive loss:			
Unrealized holding losses	$ (771)	$ 292	$ (479)

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2001 and 2000:

Cash and cash equivalents and short-term borrowings: For cash and cash equivalents and short-term borrowings, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

Accounts receivable servicing receivables: The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: Commitments to extend credit are primarily for variable rate loans. For these commitments, there is no difference between the committed amounts and their fair values. Commitments to fund fixed rate loans and letters of credit are at rates which approximate fair value at each reporting date.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

The carrying amounts and estimated fair values of the Company's financial instruments are as follows *(dollars in thousands)*:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 20,342	$ 20,342	$ 21,236	$ 21,236
Federal funds sold	7,814	7,814		
Interest-bearing deposits in banks	5,740	5,790	5,540	5,582
Investment securities	48,912	49,037	48,018	48,086
Loans and leases	195,026	197,947	200,658	201,036
Accounts receivable servicing receivables	2,869	2,869	3,180	3,180
Accrued interest receivable	1,468	1,468	1,884	1,884
Financial liabilities:				
Deposits	$254,888	$255,983	$239,312	$240,304
Short-term borrowings			15,990	15,990
Long-term debt	2,039	2,129	2,084	2,089
Accrued interest payable	264	264	297	297
Off-balance-sheet financial instruments:				
Commitments to extend credit	$ 60,840	$ 60,840	$ 51,201	$ 51,201
Letters of credit	3,776	3,776	875	875

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET
December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000
ASSETS		
Cash and due from banks	$ 470	$ 337
Investment in subsidiaries	27,695	24,313
Dividends receivable from subsidiaries	355	312
Other assets	91	7
	$ 28,611	$ 24,969
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Dividends payable to shareholders	$ 353	$ 312
Other liabilities	316	244
Total liabilities	669	556
Shareholders' equity:		
Common stock	14,167	12,320
Retained earnings	13,290	11,876
Accumulated other comprehensive income	485	217
Total shareholders' equity	27,942	24,413
	$ 28,611	$ 24,969

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS *(Continued)*

STATEMENT OF INCOME
For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999
Income:			
Dividends declared by subsidiaries - eliminated in consolidation	$ 1,282	$ 887	$ 1,368
Management fee from subsidiaries	1,199		
Total income	2,481	887	1,368
Expenses:			
Salaries and employee benefits	1,228	221	
Professional fees	100	26	19
Directors' compensation	144	62	80
Merger, NASDAQ and SEC registration expenses		460	
Other expenses	315	42	31
Total expenses	1,787	811	130
Income before equity in undistributed income of subsidiaries	694	76	1,238
Equity in undistributed income of subsidiaries	3,115	3,158	1,839
Income before income taxes	3,809	3,234	3,077
Income tax benefit	228	312	51
Net income	$ 4,037	$ 3,546	$ 3,128

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS *(Continued)*

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,037	$ 3,546	$ 3,128
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(3,115)	(3,255)	(1,869)
(Increase) decrease in other assets	(239)	(1)	15
Increase in other liabilities	186	156	88
Net cash provided by operating activities	869	446	1,362
Cash flows used in investing activities:			
Investment in leasing company			(100)
Cash flows from financing activities:			
Cash dividends paid	(641)	(438)	(386)
Exercise of stock options	247	8	692
Cash paid to repurchase common stock	(335)		(1,475)
Cash paid for fractional shares in connection with stock dividends	(7)	(6)	(7)
Net cash used in financing activities	(736)	(436)	(1,176)
Net increase in cash and cash equivalents	133	10	86
Cash and cash equivalents at beginning of year	337	327	241
Cash and cash equivalents at end of year	$ 470	$ 337	$ 327
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Net change in unrealized gain on available-for-sale investment securities	$ 446	$ 824	$ (771)
Non-cash financing activities:			
Dividends declared and unpaid	$ 353	$ 312	$ 215

AMERICAN RIVER HOLDINGS HEADQUARTERS

1545 River Park Drive, Suite 107
Sacramento, CA 95815
916-565-6100
www.amrb.com

SUBSIDIARY BANKS

American River Bank
1545 River Park Drive, Suite 107
Sacramento, CA 95815
916-231-6100
www.americanriverbank.net

North Coast Bank
50 Santa Rosa Avenue, Suite 100
Santa Rosa, CA 95404
707-528-6300
www.northcoastbank.com

SUBSIDIARY COMPANY

first source capital
1540 River Park Drive, Suite 106
Sacramento, CA 95815
916-563-1963
www.firstsourcecapital.com

STOCK LISTING

The Nasdaq Stock Market, Symbol: AMRB

TRANSFER AGENT

U.S. Stock Transfer maintains all shareholder records for the corporation. Please contact them for information regarding your stock certificates, transfers, address or name changes, dividend checks or Form 1099.

U.S. Stock Transfer
1745 Gardena Avenue, 2nd floor
Glendale, CA 91204
800-835-8778
www.usstock.com

ANNUAL REPORT COPIES

American River Holdings will provide its security holders and interested parties, without charge, a copy of its 2001 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail please contact our Headquarters. To view a pdf version online, please go to our web site at www.amrb.com.

AMERICAN RIVER HOLDINGS BOARD OF DIRECTORS

Charles D. Fite, *Chairman of the Board, President, Fite Development*

Roger J. Taylor, DDS, *Vice-Chairman, Executive Director of Impax Health Prime and Retired Dentist*

David T. Taber, *President & CEO, American River Holdings*

James O. Burpo, *Retired Chairman, Alburger, Basso De Groz, Inc.*

M. Edgar Deas, *Chairman of the Board, North Coast Bank, President & CEO, E&M Electric*

Sam J. Gallina, *Retired Senior Partner, S.J. Gallina & Co.*

Wayne C. Matthews, M. D., *Family Practitioner*

Marjorie G. Taylor, *Property Management*

Stephen H. Waks, *Attorney-at-Law, Owner, Stephen H. Waks, Inc.*

Larry L. Wasem, *Director, North Coast Bank, Partner, Airport Business Center*

William L. Young, *President & CEO, American River Bank*

AMERICAN RIVER HOLDINGS MANAGEMENT TEAM

David T. Taber, *President & Chief Executive Officer*

Mitchell A. Derenzo, *Executive Vice President, Chief Financial Officer*

Kathy Pinkard, *President & CEO, North Coast Bank*

William L. Young, *President & CEO, American River Bank*

Douglas E. Tow, *Senior Vice President, Credit Administrator, American River Bank*

Kevin Bender, *Senior Vice President, Chief Information Officer*

Richard Borst, *Senior Vice President, Client Services Manager*

AMERICAN RIVER BANK AND FIRST SOURCE CAPITAL BOARD OF DIRECTORS

Charles D. Fite, *Chairman of the Board, President, Fite Development*

Sam J. Gallina, *Retired Senior Partner, S.J. Gallina & Co.*

Roger J. Taylor, DDS, *Executive Director of Impax Health Prime and Retired Dentist*

James O. Burpo, *Retired Chairman, Alburger, Basso De Groz, Inc.*

Wayne C. Matthews, M. D., *Family Practitioner*

Marjorie G. Taylor, *Property Management*

David T. Taber, *President & CEO, American River Holdings*

Stephen H. Waks, *Attorney-at-Law, Owner, Stephen H. Waks, Inc.*

William L. Young, *President & CEO, American River Bank*

NORTH COAST BANK BOARD OF DIRECTORS

M. Edgar Deas, *Chairman of the Board, President & CEO, E&M Electric*

Larry L. Wasem, *Partner, Airport Business Center*

Leo J. Becnel, *Optometry practitioner in Windsor*

Kathy Pinkard, *President & CEO, North Coast Bank*

William A. Robotham, *Executive Partner, Piscnti & Brinker, Certified Public Accountants*

Herbert C. Steiner, *Pharmacist, Owner, Prescription Center Pharmacy*

Philip A. Wright, *Owner, Wright Realty*

Robert A. Young, *President, Robert Young Vineyards*

David T. Taber, *President & CEO, American River Holdings*

Roger J. Taylor, DDS, *Executive Director of Impax Health Prime*

Dennis Murphy, *Partner, Murphy-Goode Winery, Murphy-Goode Vineyards, & Murphy-Goode Ranch*

AMERICAN
RIVER
HOLDINGS

www.amrb.com